Elektrim

02028917

Warsaw, 22 April 2002

DS/SG/04/2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. Announcement dated 1 March 2002 :

In accordance with par. 1 section 2 and par. 57 section 1 item 1 of the Ordinance of the Council of Ministers dated 16 October 2001, the Board of Directors of Elektrim S.A. discloses the quarterly report for the 4th quarter of 2001.

	in thousands of PLN		in thousands of EURO	
SELECTED FINANCIAL DATA (current year)	4th quarter ended Dec. 31, 2001	4 quarter ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2001	4 quarter ended Dec. 31, 2001 cumulative
I. Net sales revenues	982 979	5 070 045	271 766	1 388 711
II. Operating profit (loss)	(135 193)	155 606	(37 377)	42 621
III. Profit (loss) before taxes	477 018	28 988	131 882	7 940
IV. Net profit (loss)	294 483	(200 514)	81 416	(54 922)
V. Assets (as at Dec. 31, 2001)		6 964 310		1 977 430
VI. Total liabilities (as at Dec. 31, 2001)		3 673 608		1 043 076
VII. Long-term liabilities (as at Dec. 31, 2001)		275 118		78 116
VIII. Current liabilities (as at Dec. 31, 2001)		3 398 490		964 959
IX. Shareholders' Equity (as at Dec. 31, 2001)		821 417		233 231
X. Share capital		83 770		23 785
XI. Number of shares (as at Dec. 31, 2001)		83 770 297		83 770 297
XII. Profit (loss) per ordinary share (in PLN/EURO)		(2,39)		(0,66)
XIII. Diluted profit (loss) per ordinary share (in PLN/EURO)		(2,39)		(0,66)
XIV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001)		9,81		2,78
XV. Diluted book value per share (in PLN/EURO) (as at Dec. 31, 2001)		9,81		2,78
XVI. Declared or paid dividend per share (in PLN/EURO)				

dw 5/9

CONSOLIDATED BALANCE SHEET (in thousands of PLN)	as at Dec. 31, 2001 end of 4th quarter	as at Sep. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sep. 30, 2000 end of prior quarter
Assets				
I. Fixed assets	**4 114 907**	**4 463 460**	**9 710 455**	
1. Intangible assets	19 810	22 416	148 745	
2. Goodwill on consolidation	225 593	270 172	3 662 085	
2. Tangible fixed assets	2 532 540	2 344 250	5 164 073	
3. Financial fixed assets	1 026 077	1 460 763	350 653	
- shares in companies subject to consolidation by the equity method	863 007	1 286 047	115 908	
4. Long-term receivables	310 887	365 859	384 899	
II. Current assets	**2 730 311**	**3 074 993**	**2 134 694**	
1. Inventories	260 084	281 408	386 102	
2. Current receivables	1 458 191	2 011 024	1 236 495	
3. Own shares in treasury	0	0	0	
4. Current marketable securities	24 844	82 736	138 397	
5. Cash and cash equivalents	987 192	699 825	373 700	
III. Deferred expenses and income taxes	**119 092**	**158 331**	**3 065 813**	
1. Deferred income taxes	1 850	9 981	6 160	
2. Deferred expenses and other deferred assets	117 242	148 350	3 059 653	
Total Assets	**6 964 310**	**7 696 784**	**14 910 962**	
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**821 417**	**560 471**	**1 050 461**	
1. Share capital	83 770	83 770	83 770	
2. Not paid-up share capital (negative value)	0	0	0	
3. Reserve capital	844 521	842 310	923 429	
4. Revaluation reserve capital	43 466	43 672	43 758	
5. Other reserve capitals	39 801	72 808	57 816	
6. Foreign currency translation differences on the Company's foreign branches	(671)	(75)	(365)	
7. Foreign currency translation differences on consolidation	60 814	62 671	62 720	
8. Prior years' retained earnings (accumulated loss)	(49 770)	(49 688)	957 374	
9. Net profit (loss)	(200 514)	(494 997)	(1 078 041)	
II. Consolidation reserve	**17 103**	**19 032**	**25 407**	
III. Minority shareholders' equity interest	**1 358 893**	**1 438 000**	**3 157 674**	
II. Reserves	**690 991**	**736 349**	**1 025 871**	
1. Reserves on income taxes	550 731	585 932	664 200	
2. Other reserves	140 260	150 417	361 671	
III. Liabilities	**3 673 608**	**4 353 963**	**9 142 269**	
1. Long-term liabilities	275 118	2 050 641	5 759 136	
2. Current liabilities	3 398 490	2 303 322	3 383 133	
IV. Accrued expenses and deferred income	**402 298**	**588 969**	**509 280**	
Total Shareholders' Equity and Liabilities	**6 964 310**	**7 696 784**	**14 910 962**	

Book value	**821 417**		**1 050 461**	
Number of shares	**83 770 297**		**83 770 297**	
Book value per share (in PLN)	**9,81**		**12,54**	
Anticipated number of shares	**83 770 297**		**114 880 573**	
Diluted book value per share (in PLN)	**9,81**		**12,54**	

OFF-BALANCE-SHEET LIABILITIES (in thousands of PLN)	as at Dec. 31, 2001 end of 4th quarter	as at Sep. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sep. 30, 2000 end of prior quarter
Off-balance-sheet liabilities				
a) total value of guarantees extended, of which:	393 978	343 488	363 374	
- for subsidiary companies	2 500	2 754	3 493	
- for associated companies	193 246	204 312	13 173	
- for the parent company	0	0	0	
- for the other company	198 232	136 422	346 708	
b) other off-balance-sheet liabilities, by virtue of:	217 221	374 183	245 753	
- other contingent liabilities	158 706	272 288	148 253	
- other off-balance-sheet liabilities	58 515	101 895	97 500	
Total off-balance-sheet liabilities	**611 199**	**717 671**	**609 127**	

CONSOLIDATED PROFIT AND LOSS ACCOUNT (in thousands of PLN)	4th quarter from Sep. 01, 2001 to Dec. 31, 2001	4 quarters from Jan. 01, 2001 to Dec. 31, 2001 cumulative	4th quarter from Sep. 01, 2000 to Dec. 31, 2000	4 quarters from Jan. 01, 2000 to Dec. 31, 2000 cumulative
I. Net sales revenues	**982 979**	**5 070 045**		**5 565 319**
1. Net sales of products	641 434	3 878 440		4 928 437
2. Net sales of merchandise and raw materials	341 545	1 191 605		636 882
II. Cost of sales	**866 745**	**4 024 617**		**4 461 426**
1. Cost of products sold	530 689	2 653 576		3 505 775
2. Cost of merchandise and raw materials sold	336 056	1 371 041		955 651
III. Gross profit (loss) on sales (I-II)	**116 234**	**1 045 428**		**1 103 893**
IV. Selling expenses	29 987	334 109		442 042
V. General administrative expenses	75 267	471 017		607 080
VI. Profit (loss) on sales (III-IV-V)	**10 980**	**240 302**		**54 771**
VII. Other operating income	54 556	428 955		364 027
VIII. Other operating expenses	200 729	513 651		697 463
IX. Operating profit (loss) (VI+VII-VIII)	**(135 193)**	**155 606**		**(278 665)**
X. Income on shares in other companies	91	785		1 054
XI. Income on other financial fixed assets	0	0		0
XII. Other financial income	485 203	970 876		499 209
XIII. Financial expenses	538 550	1 903 539		1 028 715
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)	**(188 449)**	**(776 272)**		**(807 117)**
XV. Extraordinary items (XV.1. - XV.2.)	**682 832**	**1 060 645**		**(88 587)**
1. Extraordinary gains	722 901	1 150 790		1 067
2. Extraordinary losses	40 069	90 145		89 654
XVI. Write-down from goodwill on consolidation	**19 294**	**263 692**		**314 901**
XVII. Write-down from consolidation reserve	**1 929**	**8 307**		**8 883**
XVI. Profit (loss) before taxes	**477 018**	**28 988**		**(1 201 722)**
XVII. Corporate income tax	53 975	52 294		6 279
XVIII. Other obligatory profit decreases (loss increases)	(47)	82		0
XXI. Share of (profits) losses of companies subject to consolidation by the equity method	(138 149)	(176 694)		(6 371)
XXII. Minority shareholders' (profit) loss	9 542	(432)		136 331
XIX. Net profit (loss)	**294 483**	**(200 514)**		**(1 078 041)**

EBITDA	**(105 275)**	**570 760**		**226 633**

Net profit (loss) for 12 months		**(200 514)**		**(1 078 041)**
Weighted average number of ordinary shares		**83 770 297**		**83 770 297**

Earnings (loss) per ordinary share (in PLN)		**(2,39)**		**(12,87)**
Anticipated weighted average number of ordinary shares		**83 770 297**		**114 880 573**
Diluted earnings (loss) per ordinary share (in PLN)		**(2,39)**		**(12,87)**

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (in thousands of PLN)	4th quarter from Sep. 01, 2001 to Dec. 31, 2001	4 quarters from Jan. 01, 2001 to Dec. 31, 2001 cumulative	4th quarter from Sep. 01, 2000 to Dec. 31, 2000	4 quarters from Jan. 01, 2000 to Dec. 31, 2000 cumulative
I. Shareholders' Equity at the beginning of the period (opening balance)	**560 471**	**1 172 222**		**667 157**
a) restatement for changes in accepted accounting principles (policies)	0	0		1 225 262
b) adjustments of material misstatements	0	(121 761)		(121 761)
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**560 471**	**1 050 461**		**1 770 658**
1. Share capital at the beginning of the period	**83 770**	**83 770**		**75 030**
1.1. Changes in share capital	0	0		8 740
a) additions, of which:	0	0		8 740
- issue of shares	0	0		8 740
- increase of the nominal value of shares	0	0		0
- other	0	0		0
b) deductions, of which:	0	0		0
- decrease of the nominal value of shares	0	0		0
- other	0	0		0
1.2. Share capital at the end of the period	**83 770**	**83 770**		**83 770**
2. Unpaid share capital at the beginning of the period	**0**	**0**		**0**
2.1. Change in unpaid share capital	0	0		0
a) additions	0	0		0
b) deductions	0	0		0
2.2. Unpaid share capital at the end of the period	**0**	**0**		**0**
3. Reserve capital at the beginning of the period	**842 310**	**999 008**		**471 372**
a) restatement for changes in accepted accounting principles (policies)	0	0		0
b) adjustments of material misstatements	0	(75 579)		(75 579)
3.a. Reserve capital at the beginning of the period	**842 310**	**923 429**		**395 793**
3.1. Changes in reserve capital -total	2 211	(78 908)		527 636
a) additions, of which:	4 595	63 967		678 332
- conversion of bonds	0	0		344 702
- appropriation of profit (by law)	0	32 189		305
- appropriation of profit (in excess of value required by law)	2 005	28 688		331 648
- additional paid-in capital	0	0		0
- transfer from revaluation reserve in respect of fixed assets disposals	419	538		391
- addition on sale of entities	0	0		0
- other additions	2 171	2 552		1 286
b) deductions, of which:	2 384	142 875		150 696
- coverage of loss	0	132 544		7 515
- deduction on sale of the entity	0	1 242		140 363
- other changes	2 384	9 089		2 818
3.2. Reserve capital at the end of the period	**844 521**	**844 521**		**923 429**

4. Revaluation reserve at the beginning of the period	**43 672**	**43 758**		**62 937**
4.1. Changes in revaluation reserve	(206)	(292)		(19 179)
a) additions, of which:	2 382	2 468		433
- revaluation adjustment	0	0		0
- other	2 382	2 468		433
b) deductions, of which:	2 588	2 760		19 612
- transfer to reserve capital: revaluation of tangible fixed assets disposed	419	538		391
- transfer on sale of entities	0	0		19 190
- other	2 169	2 222		31
4.2. Revaluation reserve at the end of the period	**43 466**	**43 466**		**43 758**
5. Other reserves at the beginning of the period	**72 808**	**103 998**		**103 442**
a) restatement for changes in accepted accounting principles (policies)	0	0		0
b) adjustments of material misstatements	0	(46 182)		(46 182)
5.a. Other reserves at the beginning of the period after restatement to comparative data	**72 808**	**57 816**		**57 260**
5.1. Changes in other reserves	(33 007)	(18 015)		556
a) additions, of which:	0	27 036		1 168
- transfer of the prior year profit	0	1 511		1 126
- other	0	25 525		42
b) deductions, of which:	33 007	45 051		612
- transfer on sale of entities	0	0		134
- other	33 007	45 051		478
5.2. Other reserves at the end of the period	**39 801**	**39 801**		**57 816**
6. Foreign currency translation differences on the Company's foreign branches	**(671)**	**(671)**		**(365)**
7. Foreign currency translation differences on consolidation	**60 814**	**60 814**		**62 720**
8. Retained earnings (accumulated loss) at the beginning of the period	**(49 688)**	**957 374**		**(208 893)**
8.1. Retained earnings at the beginning of the period	**1 522 281**	**1 494 610**		**8 299**
a. restatement for changes in accepted accounting principles (policies)	0	0		1 225 055
b. corrections of material misstatements	0	0		0
8.2. Retained earnings at the beginning of the period, after restatement to comparative data	1 522 281	1 494 610		1 233 354
a) additions, of which:	0	95 644		1 070 956
- appropriation of the prior year profit	0	95 543		1 013 674
- transfer on sale of entities	0	0		52 637
- other additions	0	101		4 645
b) deductions, of which:	0	67 973		809 700
- appropriation of profit	0	59 818		809 698
- transfer on sale of entities	0	0		0
- other deductions	0	8 155		2
8.3. Retained earnings at the end of the period	**1 522 281**	**1 522 281**		**1 494 610**
8.4. Accumulated loss at the beginning of the period	**(1 571 969)**	**(537 236)**		**(217 193)**
a. restatement for changes in accepted accounting principles (policies)	0	0		207
b. corrections of material misstatements	0	0		0
8.5. Accumulated loss at the beginning of the period, after restatement to comparative data	**(1 571 969)**	**(537 236)**		**(216 986)**

a) additions, of which:	(724)	(1 176 832)		(246 316)
- addition from loss for previous year	0	(1 173 583)		(407 508)
- transfer on sale of entities	0	0		100 300
- other additions	(724)	(3 249)		60 892
b) deductions, of which:	(642)	(142 017)		73 934
- loss covered	0	(59 053)		(7 515)
- transfer on sale of entities	0	(1 232)		0
- other deductions	(642)	(81 732)		81 449
8.6. Accumulated loss at the end of the period	**(1 572 051)**	**(1 572 051)**		**(537 236)**
8.7. Retained earnings or accumulated loss at the end of the period	**(49 770)**	**(49 770)**		**957 374**
9. Net profit (loss)	**(200 514)**	**(200 514)**		**(1 078 041)**
a) net profit	0	0		0
b) net loss	(200 514)	(200 514)		(1 078 041)
II. Shareholders' Equity at the end of the period (closing balance)	**821 417**	**821 417**		**1 050 461**

CONSOLIDATED SATEMENT OF CASH FLOWS (in thousands of PLN)	4th quarter from Sep. 01, 2001 to Dec. 31, 2001	4 quarters from Jan. 01, 2001 to Dec. 31, 2001 cumulative	4th quarter from Sep. 01, 2000 to Dec. 31, 2000	4 quarters from Jan. 01, 2000 to Dec. 31, 2000 cumulative
A. Net cash flows - Operating activities (I+/-II) - indirect method	**643 295**	**1 180 930**		**432 587**
I. Net profit (loss)	**294 483**	**(200 514)**		**(1 078 041)**
II. Total adjustments	**348 812**	**1 381 444**		**1 510 628**
1. Minority shareholders' (profit) loss	(9 542)	432		(136 331)
2. Share of (profits) losses of companies subject to consolidation by the equity method	138 149	176 694		6 371
3. Depreciation and amortisation (including write-downs from goodwill on consolidation and from consolidation reserve)	47 284	670 539		811 316
4. (Gain) loss on foreign exchange differences	(13 292)	19 735		(44 524)
5. Interest and dividends	41 045	496 572		692 040
6. Provision for receivables	55 788	161 482		107 203
7. (Gain) loss on disposal of capital assets	(671 487)	(1 139 177)		(38 097)
8. Change in other reserves	(9 150)	(219 797)		188 208
9. Corporate income tax as disclosed in the Profit and Loss Account	53 975	52 294		6 279
10. Corporate income tax paid	(37 980)	(53 874)		(194 538)
11. Change in inventories	21 900	25 086		110 987
12. Change in receivables	543 605	483 223		264 728
13. Change in current liabilities (excluding loans and bank credits)	7 165	190 046		943 991
14. Change in deferred and accrued expenses	(210 182)	74 457		(1 222 156)
15. Change in deferred income	(229 376)	(170 576)		59 634
16. Other adjustments	620 910	614 308		(44 483)
B. Net cash flows - Investing activities (I-II)	**412 390**	**(90 518)**		**(17 780)**
I. Cash provided by investing activities	**816 235**	**1 969 916**		**1 500 482**
1. Sales of intangible assets	0	161		1 102
2. Sales of tangible fixed assets	3 378	35 378		38 079
3. Sale of shares in subsidiaries (excluding cash of subsidiaries sold)	(3 691)	863 705		1 016 803
4. Sale of shares in associated companies	553 449	553 487		488
5. Disposal of other financial fixed assets, of which:	0	1 070		21 861
- securities of subsidiary companies	0	0		0

- securities of associated companies	0	0		0
- securities of the parent company	0	0		0
6. Disposal of current marketable securities	261 976	500 782		269 786
7. Long-term loans collected	(554)	2 291		108 095
8. Dividends received	552	1 270		4 500
9. Interest received	1 059	9 901		17 181
10 . Other income	66	1 871		22 587
II. Cash used in investing activities	**(403 845)**	**(2 060 434)**		**(1 518 262)**
1. Purchases of intangible assets	(2 725)	(83 508)		(82 493)
2. Purchases of tangible fixed assets	(109 842)	(809 369)		(1 049 417)
3. Purchase of shares in subsidiaries (excluding cash of subsidiaries sold)	361	1 663		(39 716)
4. Purchase of shares in associated companies	0	0		(781)
5. Acquisition of other financial fixed assets, of which:	(4 687)	(58 147)		(61 433)
- securities of subsidiary companies	(4 535)	(57 995)		0
- securities of associated companies	0	0		0
- securities of the parent company	0	0		0
6. Acquisition of own shares	0	0		(59 841)
7. Acquisition of current marketable securities	(248 582)	(446 323)		(200)
8. Long-term loans granted	0	0		(600)
9. Dividends paid to minority shareholders	0	0		0
10. Other expenditure	(38 370)	(664 750)		(223 781)
C. Net cash flows - Financing activities (I-II)	**(768 318)**	**(476 920)**		**(982 634)**
I. Cash provided by financing activities	**86 020**	**2 898 429**		**2 303 626**
1. Long-term bank credits and loans contracted	0	917 458		38 827
2. Issuance of bonds or other long-term notes payable	0	359 111		0
3. Current bank credits and loans contracted	50 448	1 006 907		1 576 278
4. Issuance of bonds or other current commercial papers	24 519	577 202		581 997
5. Issuance of shares	0	0		0
6. Additional paid-in capital	(100)	7		8 582
7. Interest received	4 230	9 899		0
8. Other income	6 923	27 845		97 942
II. Cash used in financing activities	**(854 338)**	**(3 375 349)**		**(3 286 260)**
1. Payments of long-term bank credits and loans	(121 568)	(848 560)		(316 544)
2. Redemption of bonds and other long-term notes payable	0	0		0
3. Payments of current bank credits and loans	(435 086)	(1 322 044)		(1 560 062)
4. Redemption of bonds or other current commercial papers	(226 910)	(558 463)		(727 721)
5. Issuance of shares expenses	0	0		0
6. Own shares retired	0	0		0
7. Dividends and other payments to shareholders	0	0		0
8. Management and Supervisory Board remuneration from net profit	0	0		0
9. Charitable contributions	(5)	(128)		(5 058)
10. Finance lease commitments paid	(989)	(9 848)		(10 667)
11. Interest paid	(69 042)	(497 459)		(488 001)
12. Other expenses	(738)	(138 847)		(178 207)
D. Total net cash flows (A+/-B+/-C)	**287 367**	**613 492**		**(567 827)**
E. Change in balance-sheet cash and cash equivalents	**287 367**	**613 492**		**(567 827)**
- of which change in cash and cash equivalents by virtue of foreign exchange differences	(890)	(720)		(64)
F. Cash and cash equivalents - beginning of period	**699 825**	**373 700**		**941 527**
G. Cash and cash equivalents - end of period (F+/-D)	**987 192**	**987 192**		**373 700**
- of which cash and cash equivalents with a restricted possibility of disposal	200 934	200 934		107 216

Notes to the Financial Statements for 4Q 2001

Accounting principles adopted in the preparation of the periodical financial statements are described in the introduction to the SA-PS financial statements for 2001.

Data has been disclosed in accordance with the accounting principles used in valuation of assets and liabilities and arriving at net profit or loss as of the balance sheet date pursuant to laws and regulation in force. Accounting principles of the Capital Group were not subject to any amendments but consolidation principle has been changed relating to the presentation of the unrealised financial result on sales to associate companies. The value of interests and shares in associate companies accounts for the unrealised result until the sale of these entities has been completed. To maintain comparability of data the consolidated balance sheet as at 30 September 2001 has been amended accordingly.

On 29 November 2001, company EV Żychlińskie Transformatory Sp. z o.o. 100% subsidiary of Elektrim Volt S.A. which is 100% subsidiary of Elektrim S.A. was included in consolidation. Under the restructuring of the internet assets the following companies of the internet sector have been excluded from consolidation:

- Inter-Net Polska Sp. z o.o., Warszawa – petition for the declaration of bankruptcy submitted on 9 October 2001,
- Polish Phonesat Sp. z o.o., Warszawa - petition for the declaration of bankruptcy submitted on 10 October 2001,
- Poland Com. S.A., Wrocław- company sold on 30 November 2001.

List of companies of the Capital Group of Elektrim consolidated in the fourth quarter of 2001:

Entities consolidated according to the full method:
- Elektrim S.A. – issuer
- Grupa Kapitałowa Elektrim Megadex, Warszawa
- Grupa Kapitałowa Elektrim Kable, Warszawa
- Grupa Kapitałowa Zespół Elektrowni Pątnów-Adamów-Konin, Konin
- Elektrim Volt S.A., Warszawa
- EV Żychlińskie Transformatory Sp. z o.o.
- Elektrim Finance BV, the Netherlands
- VPN Service Sp. z o.o., Warszawa
- Elektrim Online Sp. z o.o., Warszawa
- CT Creative Team S.A., Warszawa
- eCenter S.A., Kraków
- Inter-Net Polska Sp. z o.o., Warszawa –consolidated until 9 October 2001
- Polish Phonesat Sp. z o. o .,Warszawa - consolidated until 10 October 2001
- Poland Com. S.A., Wrocław - consolidated until 30 November 2001.

Entities consolidated according to the equity method:
- Grupa Kapitałowa Mostostal Warszawa, Warszawa
- Grupa Kapitałowa Rafako, Racibórz
- Grupa Kapitałowa Carcom, Warszawa
- Grupa Kapitałowa Elektrim Telekomunikacja, Warszawa
- Regionalne Sieci Telekomunikacyjne El-Net S.A., Warszawa – direct consolidation until 10 December 2001, later indirect consolidation through the Group of Elektrim Telekomunikacja,
- Elektrim TV-Tel Sp. z o.o., Kutno – direct consolidation until 10 December 2001, later indirect consolidation through the Group of Elektrim Telekomunikacja,
- Telefonia Regionalna Sp. z o.o., Mysłakowice – consolidated until 15 October 2001 (petition for the declaration of bankruptcy).

The Capital Group of Elektrim did not publish consolidated quarterly financial statements in 2000 and, therefore, it does not present comparable data for 4Q 2000.

In order to present certain financial data, assets and liabilities were translated into euros at the mid-rate announced by the National Bank of Poland as of the balance sheet date (31 December 2001), i.e. 3.5219. Income statement items were translated into euros at a rate computed as the arithmetic mean of mid-rates announced by the National Bank of Poland as of the end of each month during the first, second, third and fourth quarter of 2001 (i.e. 1Q 2001: 3.8015, 3.7535, 3.6170;

2Q 2001: 3.5364, 3.3969, 3.3783; 3Q 2001: 3.711, 3.8843, 3.881; 4Q 2001: 3.7069, 3.6223, 3.5219 respectively and, hence, 3.7240 for 1Q 2001, 3.4372 for 2Q 2001, 3.8254 for 3Q 2001, and 3.6170 for 4Q 2001. Cumulatively, the rate for the entire year amounted to 3.6509.)

The Capital of Elektrim is a holding of companies focused on telecommunications, power and cable manufacturing. Elektrim S.A., the parent company, is responsible for developing the Group's strategy and performing the corporate governance function at the Group's level.

Significant Events

ELEKTRIM S.A.

In the fourth quarter of 2001, Elektrim S.A. ("Elektrim" or "the Company") closed a transaction that had been agreed on under a contract of 4 September 2001 between Elektrim, Vivendi Universal SA ("Vivendi") and Elektrim Telekomunikacja Sp. z o.o. ("ET") and this was the most significant event of that period. As provided for in the contract, ET purchased from Elektrim its fixed line and data transmission companies. On 11 December 2001, Elektrim received from ET the last payment of EUR 280 million (an instalment of EUR 9.6 million is suspended as security until all potential claims of ET against Elektrim are finally settled).

On 14 December 2001 the Company signed an agreement with Krakowska Fabryka Kabli S.A. ("KFK") to sell 70.49% of shares in Elektrim Kable S.A. ("EK") for a minimum amount of US$ 110 million in order to improve Elektrim's funding structure. Before the share purchase agreement with KFK was made Elektrim had repaid its short-term loan of PLN 125 million granted by Bank Pekao S.A. and, as a result, the Bank had released EK shares from pledge. On 20 December 2001, Elektrim repurchased from BRE Bank S.A. 200 registered series A bonds for PLN 225.3 million. As a consequence, 25% of ET's assets, which had been used as security of the issued bonds, were released from pledge. The excessive security offered a multiplied coverage of liabilities. Consequently, Elektrim reinstated one of its key assets to its unrestrained value.

On 17 December 2001, exchangeable bonds of EUR 479 million were submitted for an early redemption. The bonds (with the original maturity in 2004) were issued by Elektrim Finance B.V. and underwritten by Elektrim. In spite of all-out efforts made by the Management Board, the Company were not able to accumulate funds required to repay the bonds on their due date. In addition, Elektrim distributed coupons of EUR 8.4 million to the bondholders, which were also to be paid on 17 December 2001.

The negative result of a search for a consortium that would be able to arrange adequate funds to repay the Company's liabilities forced the Management Board to submit a petition for the commencement of composition proceedings at the Warsaw District Court. On 16 January 2002, the Court issued an order to open the composition proceedings with the Company's creditors.

Upon request submitted by the group of entitled shareholders, on 23 January 2002 Elektrim called an Extraordinary General Meeting of Shareholders to be held on 25 May 2002. On 13 February 2002, the Management Board set a new date of the Extraordinary General Meeting of Shareholders: 10 April 2002.

POWER AND CABLE MANUFACTURING

Privatization of G-8

The Minister of the Treasury granted Elektrim S.A., as leader of a consortium, an exclusive right to negotiate the purchase of 25% shares in eight power distribution companies (constituting so-called Northern Group or G-8). On 19 November 2001, the G-8 share purchase agreement was signed by El-Dystrybucja Sp. z o.o. as Purchaser, Elektrim S.A. and Kulczyk Holding S.A., as underwriters, and the Minister of the Treasury. However, so-called social guarantees were not agreed on and signed with the representatives of employees of the power distribution companies. Thus, Elektrim's exclusive right to negotiate the deal expired and the term of the offer for the purchase of shares was extended till 30 June 2002.

Shareholders of El-Dystrybucja Sp. z o.o. are Elektrim S.A. with its subsidiaries (ZE "PAK" S.A. and Elektrim Volt S.A.) and Energia S.A. (a company from the group Kulczyk Holding S.A.).

Pątnów–Adamów–Konin Power Plants

In the fourth quarter of 2001, after a US$ 392 million long-term loan agreement had been finalised with a consortium consisting of the European Bank for Reconstruction and Development, Citibank N.A., Westdeutsche Landesbank Girozentrale and several Polish banks, administrative and construction works were initiated in connection with the upgrade of the Pątnów II power plant, which will receive Poland's largest brown-coal-fuelled power unit of 460 megawatt.

In order to discharge the provisions of the social agreement, which is part of the ZE PAK S.A. privatization agreement, Elektrim S.A. has started a project to buy out the employee shares.

In October 2001, ZE PAK S.A. ("PAK") was granted a positive opinion from the Regional Authorities regarding environmental consequences of the planned construction of the 460 MW unit. The positive opinion was a prerequisite to obtain a construction permit, which was issued on 12 December 2001. In the end of November, Pątnów II completed the removal of two mazout-fuelled units and a chimney. The fourth quarter of 2001 saw efforts made by Elektrim Megadex S.A. („Elektrim Megadex"), Energoprojekt S.A., Alstom Power Stuttgart GmbH and Rafako S.A. („Rafako") to obtain all statutory permits and approvals required to close the design phase for the boiler section of the 460 MW unit.

In addition to the Pątnów II project, PAK focused on activities to boost sales. On 3 October 2001, Elektrim Volt S.A. ("Elektrim Volt") signed an agreement with power distribution companies for deliveries of electricity in 2002 with PAK as leading supplier and Rybnik Power Plant (Elektrownia Rybnik S.A.) as supplementary supplier.

Elektrim Volt

In the fourth quarter of 2001, Elektrim Volt was intensifying its operations in the domestic electricity market. Apart from supplying PAK-generated electricity under the current year's contracts, Elektrim Volt also booked electricity supplies from other sources, such as the Rybnik Power Plant, as well as 'eco' energy from the Włocławek Hydro-Electric Power Plant. In the fourth quarter of 2001, Elektrim Volt signed electricity purchase agreements with these power plants with delivery schedules set for 2002 and total contractual value of PLN 1,266 thousand. In addition to those contracts, Elektrim Volt entered into corresponding agreements with 23 power distribution companies.

Elektrim Volt continued its trading operations in power engineering equipment. On 8 October 2001, Elektrim Volt signed export contracts of US$ 12.7 million for the delivery of transformer stations and parts for the Russian oil sector. In order to cover all needs connected with exports of transformer stations as well as to achieve a leading position in the domestic transformer market, Elektrim Volt established a new wholly-owned subsidiary, EV Żychlińskie Transformatory Sp. z o.o. (based in Żychlin, Poland).

In October 2001, Elektrim Volt purchased a transformer factory from ZWMEiT EMIT S.A. for PLN 22 million. In the domestic market, Elektrim Volt was continuing its promotional and tender efforts connected with its participation in the 'electric' part of the Pątnów II project (upgrade of existing power units and construction of a new power unit).

On 15 December 2001, Elektrim Volt was granted a prestigious award of the Polish Business Club, "Company of the Year 2001", as an active sponsor of Poland's competitive electricity market and a leading electricity trader. In the fourth quarter of 2001, Elektrim Volt won the first place in the "Business Gazelles" ranking of the most dynamic Polish companies, published by "Puls Biznesu" (business daily newspaper).

Elektrim Megadex

In October 2001, Elektrim Megadex S.A. ("Elektrim Megadex") established its representative office in Belgrade, which is designed as a bridgehead from which it intends to launch the re-conquest of markets of the former Yugoslavia.

In November 2001, Elektrim Megadex signed a PLN 39.3 million agreement with Energobaltic Sp. z o.o. for the construction of a natural gas fuelled power and heating plant together with the control system and automated equipment in Władysławowo (Poland). The project should be completed in October 2002.

On 26 November 2001, Elektrim Megadex, as leader of a consortium with Heise & Gostkowski Company (Poland's leader in the construction of biomass boilers and power systems), signed an agreement with the Authorities of the Frombork Municipality for the turnkey construction of a 6.5 megawatt biomass-fuelled heating plant and the upgrade of Frombork's

heating systems. All works are to be completed by 30 September 2002 and Elektrim Megadex will receive PLN 9.5 million net.

In December 2001, Elektrim Megadex confirmed a EUR 5 million order submitted by Von Roll (Zurich, Switzerland) for the turnkey construction of two boilers for the waste incinerating plant in Evreux (France). The project will be carried out from March to December 2002 and for Elektrim Megadex it will be its first French connection.

On 6 December 2001, Elektrim Megadex was granted the Brand Certificate, which is issued by the Polish Brand Institute on behalf of the Minister of Economy and the National Chamber of Commerce.

In December 2001, Elektrim Megadex and Waste Utilization Company (Zakład Utylizacji Odpadów Sp. z o.o., based in Siedlce) signed an agreement for the construction of a waste utilization plant. Pursuant to the agreement, Elektrim Megadex, as General Contractor, will build turnkey the advanced waste utilization plant in 30 months for PLN 39 million. The plant will use the so-called dry fermentation of wastes. The French technology VALORGA will be provided by the German company Babcock Borsig Power Environment (Steinmüller Rompf Wassertechnik GmbH&Co.).

Elektrim Megadex won a tender for the construction of a 195 megawatt steam and gas power unit for the power and heating plant in Zielona Góra (EUR 90 million) as well as a tender for the turnkey construction of a 35 megawatt power unit with a fluidised boiler for the power and heating plant in Tychy (EUR 50 million). Now contracts are negotiated for both projects.

Elektrim Megadex continued works connected with the upgrade of PAK and construction of the new power unit at the Pątnów II power plant.

Rafako

On 26 October 2001, Rafako S.A. ("Rafako") signed an agreement with Seghers Better Technology Deutschland GmbH for the delivery, assembly and start-up of a boiler for the municipal incinerate plant in Manheim (Germany). The implementation stage will be carried out from February 2002 to March 2003 and Rafako's compensation will amount to DM 9.9 million. In addition, Rafako takes part in designing the boiler house for PAK's new 460-megawatt unit under construction.

In the fourth quarter of 2001, Rafako was the winner of VII Edition of the Polish Quality Awards (category: large manufacturers). Rafako is the first company that won both the Silesian and the Polish Quality Award in the same year.

Elektrim Kable

After obtaining a final approval from the President of the Office for Protection of Competition and Consumers in December 2001, Elektrim and Krakowska Fabryka Kabli S.A. ("KFK") signed a share purchase agreement under which Elektrim disposed of its shares in Elektrim Kable S.A. ("EK"). In accordance with the agreement, Elektrim undertook to sell all its shares in EK (70.49%) to KFK for a price of at least PLN 443.3 million. In January 2002, Elektrim responded to the first call to sell the shares and disposed of 57.42% of shares in EK for PLN 361.1 million. On 18 February 2002, the transaction of the sale of EK shares was fully settled. Elektrim S.A. sold all its shares of EK in public calls and does not hold any shares of the EK.

Elektrim S.A. sold a total of 84,287,823 shares of Elektrim Kable S.A. in public calls, representing 70.49% of the share capital for the total price of the PLN equivalent of USD 110 million.

TELECOMMUNICATIONS

Polska Telefonia Cyfrowa

In spite of adverse market conditions, Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") gained 272 thousands of new subscribers. As of 31 December 2001, PTC had 3.8 million subscribers and the area and population coverage ratios of 95.7% and 99.4%, respectively.

On 30 November 2001, the Telecommunications Regulatory Authority issued a regulation regarding fees for calls originating from the cellular network Era and directed to the fixed line network of TPSA (national fixed line operator). The fees were reduced by approx. 60%. That decision will improve PTC's results in 2002.

In December 2001, PTC and Bank Handlowy w Warszawie S.A. signed an agreement under which PTC's customers can pay for goods bought via the Internet using secure mobile phone calls. Owing to this agreement, the operator of Era is the first mobile phone operator in Poland that offers secure on-line shopping with a mobile phone.

In December 2001, PTC together with Compaq Computer Sp. z o.o. and TVN24 completed the first phase of market tests of video transmission to a palmtop using the GPRS data transmission system in the mobile phone network. A new offer by Era, *Video Transmission*, gives access to multimedia news services at any time and place. PTC's commitment places it amongst the pioneers of such solutions both in Poland and worldwide. The launch of Video Transmission by mobile phone will blaze the trail for the 3rd generation of mobile telecommunications: UMTS.

Fixed Line and Cable TV
In the end of the fourth quarter of 2001, fixed lines companies from the ET Group served nearly 97 thousand subscribers in the former Warsaw, Szczecin and Gorzów Provinces. Business customers (24 thousand subscribers) included companies from the most telecom sensitive sectors, such as financial service providers, trade companies, hotels, and insurance companies.

The total number of cable TV subscribers in Krakow, Bydgoszcz, Szczecin, Gorzów, Zielona Góra and Warsaw was 382 thousands in the end of 2001. Cable TV companies taken together, which are owned by ET, are second best in Poland's entire cable TV market (by market share), and the unquestionable leader in Warsaw and Cracow's regional markets.
In the fourth quarter of 2001, the number of customers from Warsaw and Kraków who use broadband access to the Internet rose 30%. At the end of 2001, the total number of purchaser of Internet services offered by companies owned by ET amounted to nearly 12 thousands.

In the course of the restructuring program, the company El-Viv Telecom Sp. z o.o. was established that will take over assets of companies from the Bresnan International Partners LP group. Simultaneously, the Elektrim Telekomunikacja Group has intensified a strategy designed to take advantage of synergies between particular companies that should bear fruit in the form of a single service bundle including fixed line, access to the Internet and cable TV. In addition to Warsaw, where 10 thousand customers have already bought such bundle, similar projects were started in Bydgoszcz and Krakow.

Internet Services and Data Transmission
As part of the restructuring process of the portfolio of new tech companies, which took off in October 2001, the Management Board of Elektrim has initiated bankruptcy proceedings for two data transmission companies: Inter-Net Polska Sp. z o.o. and Polish Phonesat Sp. z o.o. In addition, Elektrim sold all its shares (75%) in Poland Com S.A. in December 2001.

Financial Results

Consolidated key figures of the Elektrim Group in PLN thousands ***(unless specified otherwise)***	***4Q 2001 October - December***	***3Q 2001 July - September***
Net sales	982 979	1 304 623
EBITDA (profit before interest, taxes and depreciation and amortisation)	(105 275)	279 710
Net profit (loss)	294 483	(23 687)
Shareholders' equity	821 417	560 471
Cash from operating activities	643 295	(140 533)
Net profit (loss) per share (in PLN)	3,52	(0,28)

As Elektrim has been publishing consolidated quarterly financial statements since 1Q 2001 there are no comparable data enabling the analysis of results against a comparable period of the previous year.

Sales
Consolidated net sales of the Group (following consolidation eliminations) in the fourth quarter amounted to 982, 979 thousand PLN which represents a 24.65% decrease compared to the value net sales in the third quarter of 2001. The energy

sector accounts for the biggest share in 4Q sales – 54.89%, followed by cable manufacturing – 11.9%, other sectors – 11.91% and 0.37% - telecommunications sector.

The reason for the decrease was the amendment of the consolidation method (change form full consolidation to consolidation according to equity method) regarding companies sold on 4 September 2001 in the Elektrim S.A. and Vivendi Universal S.A. transaction. The method of consolidation was amended in September in the case of the following companies/capital groups: Grupa Kapitałowa Elektrim Telekomunikacja, Regionalne Sieci Telekomunikacyjne El-Net S.A., Grupa Kapitałowa Carcom, Elektrim TV-Tel Sp. z o.o and Telefonia Regionalna Sp. z o.o. In the third quarter of 2001, the companies/capital groups listed above were consolidated according to the full consolidation method for the period of two months (July, August), and in the third month of 3Q 2001 – according to the equity method. In the fourth quarter of 2001, the above companies were consolidated according to the equity method.

Net sales of the Group in the fourth quarter broken down to sectors with the presentation of consolidation adjustments as a separate item were as follows:

- Power sector before consolidation eliminations: 907,124 PLN thousand
- Cable manufacturing before consolidation eliminations: 322,694 PLN thousand
- Telecommunications sector before consolidation eliminations: 3,716 PLN thousand
- Other sectors before consolidation eliminations: 126,369 PLN thousand
- Consolidation adjustments, eliminations: (376,924) PLN thousand
- Total 982,979 PLN thousand

EBITDA

In the fourth quarter 2001, the Group posted EBITDA on the level of PLN (105,274 thousand which represents a fall versus 3Q 2001. After consolidation eliminations EBITDA in the Capital Group was as follows: telecommunications sector - PLN (61,791) thousand, power sector - PLN (3,847) thousand, cable manufacturing – PLN 29,299 thousand, other sectors – PLN (68,935) thousand.

The fall in EBITDA is connected with the 24.65% fall in sales revenues and the 77.87 % fall in other operating revenues, which is directly related to the change in the consolidation method of companies participating in the Vivendi transaction.

Owing to the above, among others, there was a 72% decrease in the depreciation write-off compared to the third quarter. In the fourth quarter, depreciation amounted to PLN 29,918 thousand. Depreciation cost per sector was as follows in the fourth quarter: power sector – 51.72 %, telecommunications - 8.79 %, cable manufacturing – 34.3 %, other sectors – 5.19%.

Net result

Despite a fall in EBITDA the Group posted a net profit in the amount of PLN 294.483 thousand in the fourth quarter of 2001. Compared to the loss generated in the third quarter of 2001 the 4Q profit increased by 1,343.23%.

The major factor that influenced the net result for the fourth quarter of 2001 is the recognition of the profit on the second part of transaction with Vivendi. Pursuant to the principles of preparing consolidated financial statements (in particular, par. 16 item 9 of the Ordinance of the Finance Minister dated 14 June 1995 specifying detailed principles for the preparation of consolidated financial statements by entities other than banks) only 51% of profit on sales of interests in the fixed line companies of Elektrim Telekomunikacja was recognised in the consolidated result of the Group. The remaining 49% will be recognised at the moment of the sale by Elektrim of its interests in Elektrim Telekomunikacja.

In the fourth quarter of 2001, a 67% decrease in the share of costs relating to goodwill write-offs was recorded compared to the third quarter of the same year and amounted to PLN 19,294 thousand. Net financial costs fell by 89.92% in the fourth quarter and totalled PLN 53,347 thousand.

The results that accounted for the Group's net result in the fourth quarter were: the PLN 220,765 thousand loss posted in the telecommunications sector, the PLN 4,880 thousand net loss of the power sector, the PLN 4,783 thousand net profit of the cable manufacturing sector and the net profit of the remaining sectors in the amount of PLN 391,105 thousand. The above figures do not account for the consolidation eliminations in the amount of PLN 124,240 thousand.

The Group's Shareholders' Equity

The consolidated shareholders' equity of the Elektrim Group increased in comparison to 30 September 2001 as a result of the net profit posted in the fourth quarter of 2001.

Provisions

The following adjustments relating to the provisions created and released and asset revaluation were presented in the consolidated financial statement of the Elektrim Capital Group in the third quarter of 2001:

Provisions created for	Amount in PLN thousand
costs	60,774
deferred income tax	132
loans	5,097
receivables	33,175
inventories	2,863
interests (shares) in companies	34,699
other provisions	16,697
Total	**153,437**

Released provisions for	Amount in PLN thousand
costs	33 181
deferred income tax	20 399
loans	2 990
receivables	21 021
inventories	1 158
interests (shares) in companies	39 222
guarantees	12 935
other provisions	49 765
Total	**180 671**

Additional Explanatory Notes

Shareholders of Elektrim S.A. holding more than 5% of shares as of 31 December 2001

***Merrill Lynch & Co. Inc.**, United Kingdom*
20 Farrington Road, P.O. Box 293, London EC1M 3NH, United Kingdom
Announcement on 9 April 1998 that it held 3,481,125 shares, i.e. 5.20% of share capital and voting rights. By 31 December 2001, the total number of shares increased from 72,749,078 (as of 31 December 1998) to 83,770,297, as a result of the conversion of bonds into shares. Thus, Merrill Lynch's adjusted stake now represents 4.16% of share capital and voting rights.

***Schroder Investment Management Limited**, United Kingdom*
31 Gresham Street, London EC2V 7QA
Announcement on 11 August 1999 that it held 3,709,496 shares, i.e. 5.05% of share capital and voting rights. After the above-described share capital increase, the stake has declined and currently represents 4.43% of share capital and voting rights.

***Vivendi Universal S.A.**, France*
Paris (75008), 42 avenue de Friedland
Announcement on 13 April 2001 that it held, together with Societe Nouvelle D'Investissements et de Gestion and other subsidiaries listed below, 8,416,183 shares, i.e. 10.04% of share capital and voting rights, of which:

- Vivendi Universal S.A. held 4,079,683 shares, i.e. 4.87% of share capital and voting rights;
- Societe Nouvelle D'Investissements et de Gestion held 1,036,500 shares, i.e. 1.24% of share capital and voting rights;
- Societe Nouvelle D'Etudes et de Gestion held 1,100,000 shares, i.e. 1.31% of share capital and voting rights;

- Compagnie Nouvelle D'Etudes Industrielles et Commerciales held 1,100,000 shares, i.e. 1.31% of share capital and voting rights;
- Societe Parisienne D'Investissements et de Gestion held 1,100,000 shares, i.e. 1.31% of share capital and voting rights.

***Chase Fleming Asset Management Limited**, United Kingdom*
Announcement on 1 August 2001 that the group of companies (listed below) represented by Chase Fleming Asset Management Limited as fund manager jointly owned 4,232,957 shares representing 5.05% of share capital and voting rights, of which:

- FF Eastern European held 3,085,094 shares, i.e. 3.68% of share capital and voting rights;
- FF Emerging Europe Fund held 551,202 shares, i.e. 0.65% of share capital and voting rights;
- PKEEEF held 230,300 shares, i.e. 0.27% of share capital and voting rights;
- Fleming Euro Converg held 134,203 shares, i.e. 0.16% of share capital and voting rights;
- JPMF New Europe Fund held 115,767 shares, i.e. 0.14% of share capital and voting rights;
- Banque de Louvre held 58,991 shares, i.e. 0.07% of share capital and voting rights;
- OPEEF held 57,400 shares, i.e. 0.07% of share capital and voting rights.

BRE Bank S.A.
ul. Senatorska 18 00-950 Warszawa
Announcement on 27 December 2001 that it held, together with its subsidiary Drugi Polski Fundusz Rozwoju – BRE Sp. z o.o., 4,207,172 shares, representing 5.02 %of share capital and voting rights, of which:

- BRE Bank S.A. held 3,277,172 shares, i.e. 3.91% of share capital and voting rights;
- Drugi Polski Fundusz Rozwoju – BRE Sp. z o.o. held 930,000 shares, i.e. 1.11% of share capital and voting rights.

Furthermore

- On 4 January 2002, *Mr. Ryszard Opara* announced that he held 4,891,055 shares representing 5.84% of share capital and voting rights.

- On 1 February 2002, BRE Bank S.A. announced that following stock exchange transactions BRE Bank S.A. held 7,976,089 shares of Elektrim S.A. representing 9.52% of its share capital. The shares entitle to 7,976,089 votes at a General Meeting, i.e. 9.52% of the total number of votes.

- Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o., a subsidiary of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of its share capital. The shares entitle to 930,000 votes at a General Meeting, i.e. 9.52% of the total number of votes.

  Jointly BRE Bank S.A. holds (directly and indirectly) 8,906,089 shares of Elektrim S.A. representing 10.63% of share capital and 8.906.089 votes at a General Meeting, i.e. 10.63% of the total number of votes.

- On 26 February 2002, JP Morgan Securities Ltd in London announced that Morgan Fleming Asset Management (UK) Limited (previously: Chase Fleming Asset Management (UK) Limited) held 4,087,230 shares of Elektrim S.A., representing 4.87% of Elektrim's share capital. This number of shares entitles to 4,087,230 votes, representing 4.87% of the total number of votes at a general meeting of shareholders of Elektrim S.A.

Changes in the Ownership Structure of Elektrim S.A.

	As of 30.09.2001	Shares acquired	Shares disposed of	As of 31.12. 2001
Franklin Resources, Inc.	4,193,183	-	48,990	3,944,193
BRE BANK S.A.	-	4,207,172	-	4,207,172

Change in the Number of Shares Held by Members of the Management Board and the Supervisory Board

Changes in the number of shares of Elektrim held by members of the Management Board and the Supervisory Board in the fourth quarter of 2001 pursuant to § 64 section 7 item 18 of Ministers dated 16 October 2001 regarding the current and periodical information disclosed by issuers of securities.

	As of 30.09.2001	Shares acquired	Shares disposed of	As of 31.12. 2001
Management Board	10	-	-	10
Supervisory Board	16,517	-	8,976	7,541

Subsequent Events

Redemption of Commercial Paper of Pekao S.A.

Under the payment order issued by the Regional Court in Poznań on 3 January 2002, Elektrim S.A. was obliged to pay Zespół Elektrowni Pątnów-Adamów-Konin S.A. based in Konin, Poland, the amount of PLN 338,911 thousand with statutory interest thereon accrued from 29 December 2001 to the payment date as well as PLN 40 thousand to reimburse costs of the proceeding.

The aforementioned sum was awarded due to the commitment of Elektrim S.A. to accept bills of exchange issued by Elektrim in order to secure the Commercial Paper of Pekao S.A. for the same amount. On 7 January 2002, Elektrim carried out the Court's order.

Extraordinary General Meeting of Shareholders of Elektrim S.A.

On 9 January 2002, the Management Board received a request from shareholders jointly representing more than 20% of share capital of Elektrim S.A. who referred to art. 385 § 3 and art. 400 § 1 of the Commercial Companies Code and demanded that an Extraordinary General Meeting of Shareholders be convened with the following agenda:
- appointment of members of the Supervisory Board by voting in groups;
- appointment of Chairman of the Supervisory Board;
- appointment of Vice-Chairman of the Supervisory Board;
- establishment of the remuneration policy for members of the Supervisory Board.

The shareholders requested the General Meeting be held between 13 and 15 February 2002.

The shareholders also appealed to the governing bodies of the Company to refrain from any acts that would result in the disposal of important assets of the Company until the General Meeting convened upon their request.

The shareholders enclosed depository certificates confirming that they jointly represented more than 20% of share capital of Elektrim S.A.

The Management Board of Elektrim S.A. called the Extraordinary General Meeting of Shareholders of Elektrim S.A. for 25 May 2002. The agenda of the Meeting was drawn up in accordance with the request of the group of authorised shareholders submitted under Art. 385 §3 with reference to art. 400 §1 of the Commercial Companies Code.

Letter from BRE

On 11 February 2002, the Management Board of Elektrim S.A. received a letter from BRE Bank S.A. with the request to advance the General Meeting of Shareholders and to set its date for 10 April 2002 at the latest.

As the main reason, BRE Bank S.A. justified that once the Management Board of Elektrim S.A. set a new date of the General Meeting of Shareholders there would be a reasonable cause to discontinue the dispute in court, as the new date would meet the expectations of the shareholders that had requested the General Meeting be held by 15 February 2002.

The Company's Management Board, acting pursuant to § 18 section 2 of the Company Statutes, to meet the expectations of shareholders resolved to move the date of the Extraordinary Shareholders' Meeting convened for 25 May 2002 to 10 April 2002.

On 19 February 2002, Elektrim S.A. received a letter sent on behalf of BRE Bank S.A. stating that in respect of the fact that Elektrim's Management Board had convened the Extraordinary General Meeting of Shareholders for 10 April 2002,

BRE Bank S.A. was not in a position to object to the steps undertaken by Elektrim's Management Board not to hold the Extraordinary General Meeting of Shareholders on 25 May 2002.

Request to the Securities and Exchange Commission

In connection with press releases stating that the BRE Bank Group has taken control of Elektrim S.A., on 11 January 2002 the Management Board requested the Securities and Exchange Commission to examine whether the entities mentioned in the releases had fulfilled their obligations under Chapter 9 of the Law dated 21 August 1997 on Public Trading of Securities (the "Law").

Decision of the Regional Prosecutor's Office in Warsaw

On 19 February Elektrim S.A. was informed that pursuant to the decision of the Regional Prosecutor's Office in Warsaw dated 14 February 2002, an investigation was commenced in relation to using confidential information in the public trading of securities in the period from 28 August 2001 to 9 February 2002 relating to Elektrim's financial status to purchase the Company's shares.

Securities and Exchange Commission Commenced Proceedings against Elektrim S.A. regarding Compliance with Reporting Requirements

On 24 January 2002, the Company received the decision of the Securities and Exchange Commission to commence *ex officio* proceedings to examine whether Elektrim S.A. had duly discharged its obligations under Art. 81 and Art. 148 of the law dated 21 August 1997 – Law on the Public Trading of Securities.

Lawsuit against Elektrim S.A.

On 14 January 2002, the Company received a copy of the claim served on 11 January 2002 by Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bond issue) against Elektrim S.A. and Elektrim Finance B.V. with the High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff claims EUR 479,332 thousand (in respect of the exchangeable bond issue), GBP 53 thousand (to reimburse costs incurred by the Trustee under the Trust Deed), and GBP 1.1 thousand (to cover court and attorney's fees).

Court Dismissed Petition for Bankruptcy of Elektrim S.A.

On 27 December 2001, the Management Board of Elektrim S.A. submitted a petition to commence a composition proceeding and discontinue the execution proceeding at the Warsaw District Court, Commercial Court, XVII Commercial Bankruptcy and Composition Division.
On 16 January 2002, the Warsaw District Court, Commercial Court, XVII Commercial Bankruptcy and Composition Division after hearing the case decided to dismiss the petition of bondholders for bankruptcy of Elektrim S.A.
At the same time, the Court issued a decision to open composition proceedings of Elektrim S.A. and appointed Mr. Adam Tomczyński as judge-commissioner and Mr. Zdzisław Hankowicz as court supervisor. The Court scheduled the examination of claims for 13 February 2002.

The decision to open composition proceedings is valid in law.

Order of the Judge-Commissioner

The Management Board of Elektrim S.A. received the Order of the Judge-Commissioner dated 1 February 2002:

"Elektrim S.A. shall be obliged to:

1. Present in writing the closing balances from the debtor's books of account as of 15 January 2002 by 5 February 2002;
2. Present a preliminary draft list of claims by 7 February 2002;
3. Present a restructuring program, including sources of funds by 7 February 2002;
4. Declare whether the composition proposals presented previously remain unchanged;
5. Indicate sources of funds for the composition proposals taking into account current prices of shares and other assets by 7 February 2002;
6. Submit the Resolution of the Supervisory Board of 30 January 2002 on changes in the composition of the Management Board by 5 February 2002;
7. Submit a list of expenses incurred by Elektrim S.A. from 16 January 2002 to 1 February 2002, including payment cards by 5 February 2002.

The court supervisor shall be obliged to present explanations of the Supervisory Board regarding changes in the strategy and policy of Elektrim S.A. both already effected and planned."

Due to a broad scope of documents and a short term of their preparation, the newly appointed Management Board replied to some points specified above on 6 February 2002 and filed a request to extend the deadline in order to present the remaining documents to the Judge-Commissioner by 12 February 2002.

On 12 February 2002, the Management Board discharged the Order of the Judge-Commissioner.

Letter from DeTeMobil

On 23 January 2002, the Company received a letter from DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil"), a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"), in which DT requested Elektrim S.A. to confirm by 29 January 2002 that due to the commencement of composition proceedings the Company is in material default under the PTC Shareholders Agreement concluded on 21 December 1995 by: Elektrim S.A., Polpager Sp. z o.o., US West International B.V., DeTeMobil Deutsche Telekom MobilNet GmbH, Elektrim Autoinvest S.A., and Kulczyk Holding S.A.

If the Company issued such a statement or the Arbitration Court decided that such material default had actually occurred, DT Mobil would be entitled to exercise a call option, i.e. the right to repurchase all shares of PTC held by Elektrim for the option price set forth in the Shareholders Agreement.

Article 16 of the Agreement provides for the call option, i.e. the right to repurchase shares by a Party to the Shareholders Agreement in certain circumstances stipulated in this article. It should be noted, however, that this provision applies only to Operating Shareholders, i.e. those specified in the Agreement.

One of the reasons authorising a Shareholder to exercise the call option is the so-called "economic impairment" of another Shareholder who is obligated to sell his shares under such circumstances.

Such a case occurs when a Shareholder: a) is subject to liquidation, bankruptcy, composition or bank settlement proceedings initiated upon request or court order in accordance with the Polish law or other law when such proceedings continue for 30 days unless the Court decides to dismiss the petition to open such proceedings; b) submits a notification in writing about his insolvency.

In these circumstances, other Operating Shareholders are entitled to exercise the call option, i.e. repurchase shares held by the Shareholder whose economic situation is difficult, for the price equal to: a) the proportionate share of this Shareholder in net assets of PTC (assets less liabilities such as loans granted by any Party to the Shareholders Agreement, excluding share capital and profit or loss in accordance with the balance carried forward) as determined on the basis of the audited financial statements for the last financial year plus b) all additional capital contributions to PTC made by this Shareholder after the balance sheet date and not included in the aforementioned financial statements. The payment for shares sold by a Shareholder under the call option should be made within 30 days from such a transaction.

The Management Board of ELEKTRIM S.A is now considering the request of DT Mobile. It should be noted, however, that the PTC Shareholders Agreement does not provide for the procedure followed by DT Mobil, and, in addition, Elektrim S.A. only holds 1 (one) share of PTC. The remaining shares of PTC were contributed to Elektrim Telekomunikacja Sp. z o.o. in December 1999. DT Mobile has called into question the validity of the contribution of PTC shares to Elektrim Telekomunikacja Sp. z o.o. and commenced arbitration proceedings in Vienna.

Petition of DT Mobil to extend its claims

On 6 February 2002, Elektrim S.A. was informed by its attorneys representing Elektrim S.A. in the arbitration proceedings before the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna in the case of DeTe Mobil Deutsche Telekom MobilNet GmbH ("DT Mobil") against Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o. (Case no. SCH-4750) that DT Mobil had submitted a petition to extend its claims under these proceedings. DT Mobil applied to the Arbitration Court for a partial ruling to the effect that Elektrim S.A. sustained economic impairment within the meaning of Art. 19 of the PTC Shareholders Agreement and, in consequence, was in material default of this Agreement. The grounds to declare the economic impairment of the Company and possible effects of such a ruling are discussed above. In particular, if the ruling was issued, DT Mobil would be able to exercise the option to purchase shares in PTC held by the Company (Art. 16 of the PTC Shareholders Agreement).

Meetings of the Supervisory Board of Elektrim S.A.

At the meeting held on 30 January 2002, the Supervisory Board reviewed the financial status of Elektrim S.A. and the matter of composition proceedings. The Supervisory Board will monitor this process recognised as a top priority for the Company.

On 30 January 2001, taking into consideration the recent difference of opinions within the Management Board regarding the composition proceeding, the Supervisory Board decided to suspend Mr. Jacek Walczykowski, Vice-President of the Management Board of Elektrim S.A. in his function and delegate Mr. Jan Rynkiewicz, a member of the Supervisory Board, to act temporarily as member of the Management Board of Elektrim S.A.

New Management Board

At the meeting held on 5 February 2002 the Supervisory Board:

- dismissed Mr. Jacek Marek Walczykowski from the Management Board of ELEKTRIM S.A. and the position of Vice-President and Deputy Chief Executive Officer of ELEKTRIM S.A.;
- revoked the temporal appointment of Mr. Waldemar Siwak, Chairman of the Supervisory Board, as President of ELEKTRIM S.A.;
- appointed Mr. Dariusz Jacek Krawiec as a member of the Management Board and President of ELEKTRIM S.A. for a 3-year term of office;
- appointed Mr. Jan Stanisław Rynkiewicz as a member of the Management Board and Vice-President of ELEKTRIM S.A. for a 3-year term of office.

<u>Elektrim-Volt S.A. - "Company of the Year 2001"</u>

On 26 January 2002, in the 12th Edition of the Polish Business Club, Elektrim-Volt S.A. (a subsidiary of Elektrim S.A.) was granted the title "Company of the Year 2001". The Chapter and the Management Board of the Polish Business Club awarded Elektrim-Volt S.A. with the title in recognition of its active participation in the development of a competitive electric energy market in Poland.

Elektrim-Volt S.A. received ISO 9001:2000

On 1 January 2002, Elektrim-Volt S.A, a subsidiary of Elektrim S.A., certified the compliance of its quality management system with ISO 9001:2000 (Certificate No. 2019806 by Kema Quality B.V. and IQ Net - The International Certification Network).

Sale of Elektrim Kable S.A.

On 18 February 2002, the transaction of the sale of Elektrim Kable shares was fully settled. Elektrim S.A. sold all its shares of EK in public calls and does not hold any shares of the Elektrim Kable.

Elektrim S.A. sold a total of 84,287,823 shares of Elektrim Kable S.A. in public calls, representing 70.49% of the share capital for the total price of the PLN equivalent of USD 110 million.

<u>Realisation of Previously Published Performance Forecast for a Given Year</u>

The Capital Group of Elektrim does not publish performance forecasts.

<u>Pending Proceedings before Courts, Arbitration or Government Authorities</u>

a. Claims of DeTeMobil

<u>Facts</u>

1. The petition was submitted by DeTe Mobil Deutsche Telekom MobilNet GmbH, Bonn, ("DT Mobil") to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna on 22 October 1999. It regards activities of Elektrim S.A. ("Elektrim") as a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). DT Mobil has called into question the validity of purchase of 14,728 of shares in PTC on 26 August 1999. In the petition, the total value of the dispute is determined for US$ 135,456,700 (one hundred thirty five million four hundred fifty six

thousand and seven hundred U.S. dollars), of which the shares in PTC amount to US$ 134,456,700 (one hundred thirty four million four hundred fifty six thousand and seven hundred U.S. dollars) and damages and losses incurred by DT Mobil are valued at US$ 1,000,000 (one million U.S. dollars). The case is described in detail in the semi-annual financial statements.
Regardless of the above, it should be noted that pursuant to the agreement with Vivendi, Vivendi has undertaken to pay first US$ 100 million of possible losses resulting from the petition filed by DT Mobil. The Parties took part in the first session and now they still hear the evidence. The next session is scheduled on 1 to 2 March 2002.

b. ***Second Petition of DT Mobil***

On 7 December 2000, DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil") filed an arbitration claim against Elektrim S.A. and its subsidiary Elektrim Telekomunikacja Sp. z o.o. based in Warsaw ("ET"). The claim was filed with the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. The case is discussed in detail in the semi-annual financial statements and the actual status of these proceedings has not changed to date.

c. ***Claims of Vienna CommerzHandel***

The copy of a petition of 5 July 1999 sent by the owner of Vienna CommerzHandel ("VC") indicates that this company sued Elektrim S.A. to the Commercial Court in Vienna for damages in the total amount of US$ 1,842 thousand, together with interest of 6.5% accrued from 28 April 1999, due to the alleged termination of the Cupertino Agreement of 26 November 1996 by Elektrim.
An Austrian attorney confirmed that the petition was brought before the Court, but officially Elektrim has not received it yet, so no time limits are binding.

The maximum liability of the Company in this case amounts to US$ 2.2 million. The Court has not made a ruling on this case to date. The Management Board of Elektrim is of the opinion that the above petition will be dismissed.

d. *Penalties for failure to discharge the provisions of the agreement for purchase of shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.*

When Elektrim does not discharge its obligations in respect of investment commitments imposed by the agreement for purchase of shares in Zespół Elektrowni Pątnów–Adamów-Konin S.A., it may be liable to the following penalties:

- 100% of the difference between the settlement value of the power (regarding the reconstruction of 460-megawatt power units (gross generation capacity) at the Pątnów II Power Plant) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 72 months from the date of the agreement (the settlement value of 1 megawatt is PLN 2,450 thousand);

- 25% of the difference between the settlement value of the power (regarding recovery, upgrading and maintaining the power generation capacity of other plants, which together with Pątnów II have the total capacity of 2212 megawatts) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 10 years from the date of the agreement;

- to the State Treasury - 100% of the average remuneration for enterprises, as announced by the Central Statistical Office, multiplied by the number of months in which employment limits were exceeded (4,204.75 jobs for 24 months from the date of purchase of the shares);

- to the employees (4,204.75 jobs for a period of 8–10 years) – compensation equivalent to 24 monthly salaries for the first 5 years and 12 monthly salaries for the last 5 years;

- 100% of unit share price for each share disposed of in violation of the non-disposal commitment;

- 100% of the net assets value for failure to meet obligations to refrain from the discontinuance of primary operations, liquidation, winding-up, or sale of all or part of the assets of PAK and from transactions consisting in disposal of the entire business of PAK or part of its assets;

- 100% of the difference between the amount received from the disposal of PAK's fixed assets and the amount actually reinvested under the commitment to reinvest into PAK's fixed assets all proceeds from their sales;

- 100% of the amount by which share capital decreased in violation of the commitment to refrain from reductions of share capital.

e. *Claims of the State Treasury*

The State Treasury sued Elektrim before the Warsaw Voivodship Court for the payment of PLN 1,500 thousand in respect of non-performance of Elektrim's obligations under the agreement on sale of shares in Mostostal Warszawa S.A., concluded on 2 September 1991. On 12 December 2001 a final session was held and the Parties presented their closing arguments. The presiding judge closed the session and fixed the date of issuing a decision on 28 December 2001. Before that date, however, the presiding judge re-opened a trial. The Court will schedule the next session *ex officio*.

f. Exchangeable Bonds

On 14 January 2002, the Management Board received a copy of the suit filed on 11 January 2002 by Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bond issue) against Elektrim S.A. and Elektrim Finance B.V. with the High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff claims EUR 479,332,721.80 (in respect of the exchangeable bond issue), GBP 53,171.68 (to reimburse costs incurred by the Trustee under the Trust Deed), and GBP 1,100 (to cover court and attorney's fees).

g. Claims of the CII Group

On 12 June 2001, the Management Board received the notice of arbitration concerning claims of CII Group Polska Sp. z o.o. and Mr. Thomas Kolaja, Warsaw, in respect of unpaid remuneration for services rendered by Mr. Thomas Kolaja and CII Group Sp. z o.o.; the total value of the dispute is determined for PLN 5,085,652.55 and US$ 1,050,000.00. The parties appointed the Arbitration Tribunal to settle the dispute.

h. Composition with Creditors

On 27 December 2001, the Management Board of Elektrim S.A. ("Company") filed the petition to open composition proceedings and to discontinue enforcement proceedings with the Warsaw District Court, XVII Commercial Bankruptcy and Composition Division.

On 16 January 2002, the Warsaw District Court, XVII Commercial Division decided to dismiss the petition for bankruptcy of Elektrim S.A. and to open composition proceedings.

i. Other Litigation

A. Elektrim S.A.

The Company is a party in the following lawsuits:

1) i) domestic jurisdiction (value at dispute up to PLN 25,000):
   a) filed by Elektrim (claims) for PLN 293,921.36 in total;
   b) filed against Elektrim (liabilities) for PLN 174,000.44 and DEM 84,297.88 in total;

   ii) domestic jurisdiction (value at dispute over PLN 25,000):
   a) filed by Elektrim for PLN 171,688,882.04 in total (including claims under 3 bankruptcy proceedings: x) Radomska Wytwórnia Telefonów S.A. in Radom for PLN 13,496,217; xx) PTO Sp. z o.o. for PLN

62,413,714.84 zł; and xxx) Polish Phonesat Sp. z o.o. for PLN 55,289,503.18 with interest thereon. All the above cases are pending.), and for US$ 2,000,000;

b) filed against Elektrim for PLN 12,676,845.74 and DEM 34,480 in total.

2) suits filed by Elektrim in jurisdictions abroad:
   i) for US$ for a total of USD 24,349.68;
   ii) for ATS for a total of ATS 308,400 ;
   iii) for BEF for a total of BEF 692,993.

B. Subsidiaries (data according to information received from the companies)

1) Elektrim Megadex S.A. is sued for payment of PLN 2,215,840.33 in total and US$ 2,771,000 (including a claim of Mr. Bogdan Sobczyński dated 27 May 1991 for remuneration in respect of an employee's invention; the value at dispute amounts to US$ 2,734,000. The case is pending; the Court of second instance dismissed the case and the petition for cassation was filed) and filed suits for PLN 690,947.77 in total.

2) Enelka (Turkey) is sued for payment of US$ 10,074,793.84 in total, including:
   TEPE sued Enelka for US$ 6,724,793.84. Before the suit was filed, the plaintiff was awarded an interim security by the Court of Kadikoy that withheld the collection of L/Gs by Enelka. The Court dismissed the case on the grounds that "the dispute is not within the jurisdiction of a general court since the Parties provided for submission of disputes to the arbitration court in the agreement". TEPE appealed from this decision.
   Executory proceedings initiated by Elektrim S.A. against Enelka to recover US$ 3,350,000 in respect of a bill of exchange dated 26 January 1996 and payable on 26 April 1996. Since Enelka waived all disputes and claims, the bill of exchange is due from Enelka. A court receiver issued an order of attachment of Enelka's title to Marincity real estate.

3) eCenter S.A.
   i) Comp S.A. has sued eCenter for the payment of PLN 125,000 for the realisation of the last stage of implementing Storage Area network. The suit was commenced on 9 July 2001.
   ii) Koma S.A. has sued eCenter for the payment of PLN 335,793.48 together with accrued interest for the delivery of computer hardware. The suit was commenced on 4 June 2001.

4) Elektrim – Volt S.A.
   The Company is claiming its receivables in two bankruptcy proceedings: for the amount of PLN 155,985.04 in the proceeding commenced on 12 December 2001 against Polish Phonesat Sp. z o.o., and for the amount of PLN 181,906.77 in the proceeding commenced on 11 January 2002 against Inter-Net Sp. z o.o. In addition, the Company is claiming its receivables in the amount of PLN 174,693.52 in the proceeding commenced on 17 September 2001 relating to Progress Construction Holding S.A.

5) Grupa Elektrim Kable S.A.
   The companies of the Elektrim Kable S.A. Group are vindicating their receivables in court for the total amount of PLN 436 thousand (of this: final decisions were made in the case of PLN 352 thousand but the amounts cannot be recovered from debtors).
   Proceedings against the companies of the group are pending with regard to deliveries, services and work for the amount of PLN 53 thousand.

Related-party transactions of Elektrim S.A. and its subsidiaries other than customary and regular ones (*in accordance with information presented by companies)*

	Entity participating in the transaction	Relation of the issuer or its subsidiary with the entity participating in the transaction	Transaction	Financial conditions (PLN in thousands)	Important terms and conditions of the transaction, in particular those different from generally accepted terms and conditions of such transactions	Additional information
1	EL. Sp. z o.o. as buyer Elektrim TV-Tel Sp. z o.o. as seller	Elektrim S.A. is the parent company of El Sp. z o.o. When the transaction was concluded, Elektrim S.A. was also the parent company of Elektrim TV-Tel Sp. z o.o., i.e. the seller. Now TV-Tel Sp. z o.o. is an indirectly associated company.	Purchase of real estate by El Sp. z o.o. from Elektrim TV-Tel Sp. z o.o.	4,067		These operations were included in the terms and conditions of the transaction with Vivendi
2	EL. Sp. z o.o. as seller Elektrim TV-Tel Sp. z o.o. as buyer	Elektrim S.A. is the parent company of the seller. When the transaction was concluded, Elektrim S.A. was also the parent company of the buyer. Now TV-Tel Sp. z o.o. is an indirectly associated company.	Preliminary contract for the purchase of real estate by Elektrim TV-Tel Sp. z o.o. from El Sp. z o.o.	4,067	The contract was made under suspending condition to obtain a permit from the Ministry of the Interior and Administration	
3	El. Sp. z o.o. as buyer RST El-Net S.A. as seller	Elektrim S.A. is the parent company of the buyer. When the transaction was concluded, Elektrim S.A. was also the parent company of the seller. Now RST El-Net S.A. is an indirectly associated company.	Purchase of real estate by El Sp. z o.o. from RST El-Net S.A.	6,827		
4	El. Sp. z o.o. as seller RST El-Net S.A. as buyer	Elektrim S.A. is the parent company of the seller. When the transaction was concluded, Elektrim S.A. was also the parent company of the buyer. Now RST El-Net S.A. is an indirectly associated company.	Preliminary contract for the purchase of real estate by RST El-Net S.A. from El Sp. z o.o.	6,827	The contract was made under suspending condition to obtain a permit from the Ministry of the Interior and Administration	
5	El. Sp. z o.o. as buyer Telefonia Regionalna Sp. z o.o. as seller	Elektrim S.A. is the parent company of the buyer. When the transaction was concluded, Elektrim S.A. was also the parent company of the seller. Now Telefonia Regionalna Sp. z o.o. is an indirectly associated company.	Purchase of real estate by El. Sp. z o.o. from Telefonia Regionalna Sp. z o.o.	4,140		
6	El. Sp. z o.o. as seller Telefonia Regionalna Sp. z o.o. as buyer	Elektrim S.A. is the parent company of the seller. When the transaction was concluded, Elektrim S.A. was also the parent company of the buyer. Now Telefonia Regionalna Sp. z o.o. is an indirectly associated company.	Preliminary contract for the purchase of real estate by Telefonia Regionalna Sp. z o.o. from El. Sp. z o.o.	4,140	The contract was made under suspending condition to obtain a permit from the Ministry of the Interior and Administration	
7	Bank PEKAO S.A. (commercial paper purchased by Apena S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. Apena S.A.*	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by Apena SA.	9,000	The bank refused to accept bills of exchange on 09.01.2002.	The commercial paper was not redeemed at maturity.

8	Bank PEKAO S.A. (commercial paper purchased by Elektrim Volt S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. Elektrim Volt S.A.	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by Elektrim Volt S.A.	2,960		The commercial paper was not redeemed at maturity
9	Bank PEKAO S.A. (commercial paper purchased by Elektrim Kable S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. Elektrim Kable S.A.	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by Kable S.A.	42,500	85 pieces per PLN 500 thousand each, hence the total nominal value of PLN 42,500 thousand. PLN 41,927 thousand were paid.	Secured with a pledge on 2,841,153 shares in Mostostal Warszawa S.A., redeemed on 08.01.2002. A new issue of 85 pieces with a nominal value of 42,500 thousand and maturity of 30.06.2002 was purchased.
10	Bank PEKAO S.A. (commercial paper purchased by ZE PAK S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. ZE PAK S.A.	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by ZE PAK S.A.	340,500	58 pieces per PLN 5 million each and 101 pieces per PLN 500 thousand each, hence the total nominal value of PLN 340,500 thousand. PLN 338,911 thousand were paid	In accordance with a payment order issued by the Poznań District Court, Elektrim repaid all the commercial paper held by ZE PAK S.A. on 7 January 2002
11	Centrokabel S.A. (subsidiary of Elektrim Kable S.A.)	Indirectly, Elektrim S.A. is the parent company of Elektrim Kable S.A. which controls Centrokabel S.A.	Assignment of receivables under invoices concerning a company outside the Kable Group.	2,243	Standard agreement at the nominal value of invoices.	
12	Bank Handlowy W-wa (commercial paper purchased by EKP Sp. z o.o., a subsidiary of Elektrim Kable S.A.)	Elektrim S.A. is not related to the bank, but indirectly is the parent company of the purchaser, i.e. EKP Sp. z o.o. (through Elektrim Kable S.A.)	Issue of commercial paper for Elektrim Kable S.A. carried out by Bank Handlowy W-wa, and purchased by EKP Sp. z o.o.	4,000	Sale/purchase of 400 pieces of commercial paper per PLN 10 thousand each, hence the total nominal value of PLN 4 million. Commercial paper for PLN 3,980 thousand was purchased.	Transaction was closed in 2001.

* Apena S.A. is a subsidiary of Elektrim S.A. held for trading.

Loans and Borrowings Secured or Guarantees Granted by Elektrim S.A. or Its Subsidiaries

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
Elektrim Kable S.A.						
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej.	PLN 1,048 thousand	1,048	31.12.05	Guarantee includes the amount of capital of PLN 1,048 thousand together with accrued interest on principal and future liabilities of the borrower which may arise in future owing to outstanding payment of principal or interest.	Załom Dom Service Sp. z o.o.	Indirect subsidiary
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej.	PLN 2,483 thousand	2,483	31-12-05	Guarantee in the form of guaranteeing a blank promisory note made out by Załom Dom Service Sp. z o.o.	Załom Dom Service Sp. z o.o.	Indirect subsidiary
Total Elektrim Kable S.A.		**3,531**				

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
ELEKTRIM S.A.						
Bank Gospodarki Żywnościowej S.A.	PLN 9,900,000	9,900	28.01.11	1% p.a.	Elektrim Tv-Tel	Indirectly associated company
Powszechny Bank Gospodarczy S.A.	PLN 21,126,000	21,126	20.01.05	1% p.a.	Elektrim Tv-Tel	Indirectly associated company
Bank Przemysłowo-Handlowy S.A.	PLN 7,000,000	7,000	30.10.10	1% p.a.	Elektrim Megadex S.A.	Subsidiary
BRE Bank S.A.	PLN 93,210,000	93,210	30.06.08	1% p.a.	RST El-Net S.A.	Indirectly associated company
Rabobank Polska S.A.	PLN 99,000	99	15.03.04	0.5% p.a.	Elter-Elargro Sp. z o.o.	none
Rabobank Polska S.A.	PLN 90,000	90	15.03.04	0.5% p.a.	Elter-Elargro Sp. z o.o.	none
Rabobank Polska S.A.	PLN 122,000	122	15.03.04	0.5% p.a.	Elter-Elargro Sp. z o.o.	none
Narodowy Fundusz Ochrony Środowiska	PLN 2,957,000	2,957	30.06.03	none	Pollytag S.A.	none
Bank Ochrony Środowiska S.A.	PLN 3,850,000	3,850	31.12.07	none	Urząd Gminy-Miasto Chełmno	none
Ericsson Credit AB	EUR 21,129,000	74,413		none	VPN Services	Subsidiary
TOTAL ELEKTRIM S.A.		**212,767**				
ELEKTRIM KABLE						
BRE Bank S.A.	PLN 26,290,000	26,290	30.06.08	guarantee of the	RST El-Net S.A.	Indirectly

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
				principal of a loan of PLN 26,290,000 with all interest and banking fees thereon until repayment		associated company
BRE Bank S.A.	PLN 2,000,000	2,000	31.12.05	guarantee of PLN 2,000,000 with interest and other fees	Załom Dom Service Sp. z o.o.	Subsidiary
TOTAL ELEKTRIM KABLE		**28,290**				
ELEKTRIM MEGADEX						
Bank Handlowy w Warszawie S.A.	PLN 6,847,000	6,847	18.04.06	none	Elektrim S.A.	Issuer
TOTAL ELEKTRIM MEGADEX		**6,847**				
TOTAL		**247,904**				

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
ELEKTRIM S.A.						
Mitteleuropaische Handelsbank AG	USD 6,263,000	24,964	06.12.04	none	Gujarat Electricity Board, India	none
Steinmueller GmbH	DEM 91,000	165	31.12.02	none	Elektrim Megadex S.A.	Subsidiary
Apparatebau Rothemuehle Brandt u. Kritzeler GmbH	DEM 12,000	21	31.12.01	none	Elektrim Megadex S.A.	Subsidiary
Apparatebau Rothemuehle Brandt u. Kritzeler GmbH	DEM 4,000	7	15.03.02	none	Elektrim Megadex S.A.	Subsidiary
Apparatebau Rothemuehle Brandt u. Kritzeler GmbH	DEM 14,000	26	31.12.01	none	Elektrim Megadex S.A.	Subsidiary
THC Cronemeyer GmbH	DEM 6,000	11	31.05.04	none	Elektrim S.A.	
Consortium Alstom Power Boiler/Rafako S.A.	EUR 9,699,000	34,159	30.10.04	1% p.a.	Elektrim Megadex S.A.	Subsidiary
Alstom Power Sp. z o.o.	EUR 7,876,000	27,738	30.10.04	1% p.a.	Elektrim Megadex S.A.	Subsidiary
TOTAL ELEKTRIM S.A.		**87,092**				
ELEKTRIM MEGADEX						
Elektrownia Pątnów II Sp. z o.o.	PLN 199,163,000	199,163	02.09.04	blank sola bills of exchange EMSA		Indirect subsidiary
TOTAL ELEKTRIM MEGADEX		**199,163**				
Enercom GmbH						
Vereinigte Kessel Werke AG	DEM 500 thousand	900	31.12.2004	Repayable guarantee without a fee	Elektrim S.A.	issuer
Total Enercom GmbH		**900**				
TOTAL		**287,155**				

Additional Information

Condensed annual financial statements of companies that are not consolidated form appendices to annual consolidated financial statements of the Capital Group of Elektrim. Condensed half-year financial statements of companies that are not consolidated form appendices to half-year consolidated financial statements of the Capital Group of Elektrim.

In the consolidated financial statement of the Capital Group of Elektrim for 4Q 2001, consolidation eliminations have been made pursuant to art. 56 item 2 section 2 and 3 of the law dated 29 September 1994 – Accounting Law, pursuant to which entities that were not consolidated were the subsidiary and associate companies in which control was not permanent owing to the fact that as anticipated it lasted for a shorter period than one year counting from the balance sheet day, and in the case of which figures presented in the financial statement of these entities are insignificant compared to the data presented in the financial statement of the parent company and the consolidated financial statement of the Capital Group of Elektrim. Subject to consolidation is not a company that is operating under serious, long-lasting limitations, which considerably reduce its capability to transfer funds to the parent company (according to IAS 27 item 13b).

Data Justifying Consolidation Eliminations

Entities not consolidated owing to their insignificance vs. the issuer acją	Net revenues from the sale of goods and products and financial operations of a given entity	Balance sheet sum of a given entity	Share in Issuer's revenues	Share in Issuer's balance sheet sum
DM Penetrator S.A.	25,558	43,622	1.18%	0.51%
El Sp. z o.o.	174	16,808	0.01%	0.20%
IDM Warsaw Sp. z o.o.	25	1,450	0.00%	0.02%
Enelka LTD	1,311	346,927	0.06%	4.08%
Makler Market Sp. z o.o.	3 504	7,401	0.16%	0.09%
MPTE Energia S.A.	0	500	0.00%	0.01%
AGS New Media Sp. z o.o.	5,151	1,781	0.24%	0.02%
Easy Net S.A.	9,034	23,451	0.42%	0.28%
El-Dystrybucja Sp. z o.o.	0	4	0.00%	0.00%
Port Praski Sp. z o.o.	2,089	53,752	0.10%	0.63%
Elektrim S.A.	2,159,796	8,505,327	100.00%	100.00%

Total value	Entities not consolidated	Elektrim Group (eliminations excl.)	Share in%
Balance sheet sum	495,696	31,320,465	1.58 %
Net revenues from the sale of goods and products and financial operations	46,846	10,240,375	0.46 %

Other Information

In the fourth quarter of 2001, Elektrim S.A. continued processes aimed at restructuring the portfolio of IT companies. In October 2001, bankruptcy proceedings were started in two data transmission companies: Inter-Net Polska Sp. z o.o. and Polish Phonesat Sp. z o.o. In December 2001, the 75% shareholding of Poland.com S.A. was sold, i.e. Elektrim S.A. disposed of all its shares of the company.

2. Announcement dated 1 March 2002 :

The Management Board of Elektrim S.A. announces that on 28 February it made changes in supervisory boards of its subsidiary companies. The changes consist in recalling the present members and appointing new supervisory board members.

1. Elektrim Megadex S.A. - the following persons have been appointed to the Supervisory Board: Jan Rynkiewicz, Dariusz Jacek Krawiec, Włodzimierz Tyszko, Stanisław Albinowski, Ryszard Kapluk.
2. Elektrim Volt S.A. - the following persons have been appointed to the Supervisory Board: Dariusz Jacek Krawiec - SB Chairman, Andrzej Skowroński - SB Vice Chairman, Jacek Walczykowski, Ryszard Kapluk, Jerzy Tobolewski, Aleksander Kotłowski.
3. Makler Market Sp. z o.o - the following persons have been appointed to the Supervisory Board: Jan Rynkiewicz - SB Chairman, Przemysław Aussenberg , Piotr Zbaraski.

3. Announcement dated 1 March 2002 :

The Management Board of Elektrim S.A. announces that on 28 February 2002 it signed a conditional agreement with Dom Maklerski Penetrator S.A. ("DM Penetrator S.A.") based in Cracow (Elektrim's subsidiary) for the sale of shares pursuant to which it committed itself to selling all shares held by Elektrim S.A. in DM Penetrator S.A. to DM Penetrator S.A., i.e. 30,600 shares with the total nominal value of PLN 3,060,000, representing 51% of share capital, entitling to 50.08% votes at a meeting of shareholders of DM Penetrator S.A. The above shares represented Elektrim's long-term capital investment. The sale price is PLN 3,060,000 and is equal to the purchase value of the sold shares as presented in the books of Elektrim S.A. The agreement is conditional and pursuant to its provisions the ownership title will be transferred when the following conditions precedent are fulfilled: the Supervisory Board of DM Penetrator S.A. approves the transaction, other shareholders do not exercise their pre-emptive rights and the
payment of the sale of shares price is made by DM Penetrator S.A. The agreement will expire, if the conditions precedent are not fulfilled by 31 July 2002, except that it does not apply to the payment of the price which will be made not earlier than after the elapse of 3 days after the court's decision approving the composition of Elektrim S.A. becomes valid in law, and not later than 30 days after the court's decision has become valid in law.

Elektrim S.A. has granted an irrevocable proxy to DM Penetrator S.A. authorising it to exercise voting rights on the shares of DM Penetrator S.A. that are the subject matter of the agreement and the voting rights on the F series shares (new issue) assumed by Elektrim S.A., except that the proxy does not include authorisation to make certain strategic decisions. The proxy is valid until the later of the following: 31 July 2004 or after the elapse of 30 days from the decision of the court about the discontinuance of the composition proceeding of Elektrim S.A. becoming valid in law or a decision about approval or refusal to approve the composition with Elektrim's creditors.

Furthermore, on 28 February 2002, Elektrim S.A. signed an agreement providing for the assumption of 35,000 registered preference shares of series F (new issue) of DM Penetrator S.A. with the total nominal value of PLN 3,500,000 at the issue price equal to the nominal price. Elektrim S.A. will pay for the new shares by way of contractual compensation of the issue price from Elektrim's receivables from DM Penetrator S.A. under the agreement for a subordinated loan. After registration of the new issue the shares of series F assumed by Elektrim S.A. will represent ca 25.93% of the share capital and will entitle to ca 33.16% of votes at the shareholders' meeting of DM Penetrator S.A. Series F shares will be Elektrim's short-term capital investment.

The aforesaid conditional agreement for the sale of shares grants Elektrim S.A. a put option for the shares of the new issue to DM Penetrator S.A. at the price equal to their nominal value increased by the average daily 3m WIBOR plus 2 percentage points (for the period from registration of the new issue to the day of exercising the put). Elektrim S.A. is also entitled to the put option for the shares of DM Penetrator S.A. representing 51% of share capital that are currently held by Elektrim S.A., if the conditional agreement for their sale expires as a result of non-fulfilment of the conditions precedent. Elektrim S.A. may exercise the put option before the later of the following occurs: by 31 July 2004 or when 30 days have elapsed from the decision of the court about the discontinuance of the composition proceeding of Elektrim S.A. becoming valid in law or a decision about the approval or refusal to approve the composition with Elektrim's creditors. The agreement grants a call option to DM Penetrator S.A. for the shares of the new issue assumed by Elektrim S.A. at the price equal to their nominal value increased by the average daily 3m WIBOR plus 2 percentage points (for the period from registration of the new issue to the day of exercising the call). DM Penetrator S.A. may exercise the call option until 31 December 2010.

4. Announcement dated 1 March 2002 :

The Management Board of Elektrim S.A. announces that on 28 February 2002 it signed a preliminary agreement with Elektrim Volt S.A. (Elektrim's subsidiary) for the sale of shares of Zespół Elektrowni Pątnów-Adamów-Konin S.A. ("PAK") for the total price not exceeding PLN 12 million. The price for one share has been set at PLN 242.34. The preliminary agreement provides that the promised agreement will be signed within 30 days of a valid in law approval by court of composition of Elektrim S.A. with creditors and, if the composition has not been approved, the agreement will be signed until 31 March 2003. Furthermore, the preliminary agreement includes a provision that if Elektrim Volt S.A. does not exercise the option of acquiring shares of PAK it is entitled to under separate agreements, Elektrim Volt S.A. will indicate an entity appointed by Elektrim S.A. as buyer of shares under the purchase option. In addition, Elektrim S.A. has undertaken not to pass a resolution at the General Shareholders' Meeting of Elektrim Volt S.A. regarding the payment of dividends for the year 2001. The preliminary agreement will come into force after the supervisor of the composition proceeding of Elektrim S.A approves it.

5. Announcement dated 2 March 2002 :

With reference to the disclosure dated 1 March 2002, the Management Board of Elektrim S.A. would like to make it explicit that pursuant to the provisions of the preliminary agreement dated 28 February 2002, signed with Elektrim Volt S.A. the parties undertook to sign the promised sale agreement pursuant to which Elektrim Volt S.A. will sell to Elektrim S.A. the shares that will be purchased by Elektrim Volt S.A. from employees of Zespół Elektrowni Pątnów-Adamów-Konin S.A. under the purchase option, for the total amount not exceeding PLN 12 million. The purchase options will be granted to Elektrim Volt S.A. by individual employees pursuant to preliminary sale of shares agreements signed by Elektrim Volt S.A. and employees.

6. Announcement dated 4 March 2002 :

The Management Board of Elektrim S.A. announces that on 4 March 2002, company AGS New Media Sp. z o.o., based in Warsaw, (100% subsidiary of Elektrim S.A.) submitted a request for the declaration of bankruptcy in the Warsaw District Court, XVII Economic Division.

7. Announcement dated 5 March 2002 :

The Management Board of Elektrim S.A. announces that in a letter dated 5 March 2002 sent to Bingham Dana LLP based in London, lawyers representing the interests of a significant number of

bondholders, the Company's Management Board presented new proposals regarding the terms of the debt repayment relating to the issued bonds, under the proposed composition with creditors. The proposals include two variants, i.e.:

	Variant 1	Variant 2
Discount	25%	15%
Payable:		
within 30 days of creditor approval	5%	5%
By 31 December 2003	40%	35%
By 31 December 2004	30%	12%
By 31 December 2005		11%
By 31 December 2006		11%
By 31 December 2007		11%

The success of the proposals is subject to the disposition of certain assets of the Company and/or raising external funding and the approval of the proposed composition by the bondholders' meeting.

Furthermore, the Management Board of Elektrim S.A. announces that the Judge Commissioner handling Elektrim's composition proceeding has ordered an audit of the Company's assets.

The Management Board of Elektrim S.A. also announces that Law Debenture Trust Corporation p.l.c (Trustee of the Exchangeable Bonds) has made a decision to call the Bondholders' Meeting for 15 March 2002, the aim of which would be, among others, the presentation of bondholders' attitude to the proposals initially presented by the Management Board and, if possible, the variants modified by the Company's present Management Board.

8. Announcement dated 6 March 2002 :

The Management Board of Elektrim S.A. announces that pursuant to the agreement executed between the Court Supervisor and company MMC Partner S.A., the evaluation of assets of Elektrim S.A. has been made and submitted to the Judge Commissioner. The aim of preparing the evaluation was to assess the value of the assets of Elektrim S.A. to judge whether the sale value of the assets will cover the amount of liabilities under the composition proceeding according to the decision of the Judge Commissioner dated 13 February 2002.

Two methods were applied in the evaluation: the book value method and adjusted assets value method. It has been stated in the report that the realistic sale value of Elektrim's assets exceeds 2.55 times the Company's total liabilities under the composition proceeding. It has also been noted that as a rule, a quick execution of an assets' sale transaction may result in obtaining a lower price while by lengthening the process of selling assets adequately the seller may obtain a higher price. In addition, it has been emphasised in the report that spreading the process of selling Elektrim's assets over a sufficiently long time (3-5 years) could result in a significant increase in their value against the estimate presented in the report.

9. Announcement dated 6 March 2002 :

The Management Board of Elektrim S.A. announces that it was informed on 5 March 2002 that the Judge Commissioner of the Company's composition proceeding called the meeting of creditors of Elektrim S.A. for 23 April 2002.

10. Announcement dated 8 March 2002 :
The Management Board of Elektrim S.A. announces that on 7 March 2002 an Extraordinary Shareholders' Meeting of Elektrim Telekomunikacja was held. The Meeting made changes in the Company's Supervisory Board. Elektrim S.A. is now represented in the Supervisory Board of Elektrim Telekomunikacja Sp. z o.o by: Dariusz Jacek Krawiec, Jan Stanisław Rynkiewicz i Jacek Marek Walczykowski.

11. Announcement dated 12 March 2002 :
The Management Board of Elektrim S.A. announces that it was informed by Elektrim Telekomunikacja Sp. z o.o. that on 8 March 2002, the Management Board of Elektrim Telekomunikacja Sp. z o.o., acting pursuant to the provisions of art. 12.1 of the Deed of Formation of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"), recalled Mr Waldemar Siwak from the Supervisory Board of PTC and called Mr Dariusz Jacek Krawiec in his place.

12. Announcement dated 13 March 2002 :
The Management Board of Elektrim S.A. announces that on 12 March 2002, Elektrim - Megadex S.A. (Elektrim's subsidiary) acting as the leader of the consortium formed with Fortum Engineering Ltd. Finlandia signed a contract for the construction on a "turn-key" basis of a gas and steam driven unit of the capacity of 190 MWe and 95 MWt in Elektrociepłownia "Zielona Góra" (CHP). The value of the contract is EURO 87,148,000. In addition, a three-year servicing agreement for the value of USD 11,363,730 has been signed.

The realisation including the project, delivery of machinery and equipment, assembly and putting into operation will conclude when the unit is delivered for operation in July 2004.

13. Announcement dated 14 March 2002 :
The Management Board of Elektrim S.A. announces that on 13 March 2002, MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank ("Bank") notified Elektrim S.A. about the termination of the Credit Agreement dated 17 September 1997, as amended by annex 1 and 2, for the amount of (currently) EURO 5,634,241.54. The Bank has terminated the agreement with Elektrim S.A. with immediate effect and has called for the repayment within 30 days, i.e. by 15 April 2002, at the latest.
Elektrim's liability, as at the day of termination of the credit, amounts to a total of EURO 5,723,953.44, together with interest and costs.

On the same day, MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank Notified Elektrim S.A. that it terminated the Agreement for extending guarantees by the Bank for contracts on behalf of German customers and demanded that Elektrim S.A.:
- return, by 15 April 2002, all originals of guarantees extended by the Bank , or
- pay EURO 1,774,702.18 (equivalent of guarantees extended by the Bank) by 15 April 2002.

14. Announcement dated 16 March 2002 :
The Management Board of Elektrim S.A. would like to announce that on 15 March 2002 Elektrim's Bondholders Meeting was held. At the Meeting the Bondholders voted, among others, on the resolution approving the composition proposal presented by the Company's Management Board in the first stage of the composition proceeding. The resolution did not gain the required majority of votes, which means that the proposal was rejected by the Bondholders.

The Bondholders did not vote on the approval or rejection of new proposals of debt repayment relating to the bonds that were presented by the Company's present Management Board under the proposed composition with creditors.

15. Announcement dated 18 March 2002 :
The Management Board of Elektrim S.A. announces that on 18 March 2002 it was informed by Multico Sp. z o.o. of Warsaw, as a parent company, that as a result of acquisition Multico Sp. z o.o. holds 4,250,057 shares of Elektrim S.A. representing 5.07% of Elektrim's share capital. This number of shares entitles to hold 4,250,057 votes representing 5.07% of the total number of votes at the shareholders' meeting of Elektrim S.A

16. Announcement dated 20 March 2002 :
The Management Board of Elektrim S.A. announces that on 19 March 2002, a hearing was held in the Regional Court of Warsaw, XX Economic Division, during which the court examined the request submitted by The Law Debenture Trust Corporation p.l.c (Trustee of the exchangeable bonds) to secure the claim served in Great Britain against Elektrim S.A. for payment due on the guarantee to redeem the exchangeable bonds. The court admitted the request to secure the claim by blocking the shares of Mostostal Warszawa held by Elektrim S.A. on its account (the value of the seized bonds amounts to ca PLN 25 million) and dismissed the request to secure the claim in the remaining part.

17. Announcement dated 21 March 2002 :
The Management Board of Elektrim S.A. announces that on 19 March 2002, Elektrim – Megadex S.A. (Elektrim's subsidiary) signed a EURO 4,350,000 contract with ELWO S.A. (associate company) for the delivery of a dust extraction equipment to remove flue gas from a pulverised-fuel boiler in Elektrownia Pątnów II power plant. The delivery time is from March 2002 to October 2004.

18. Announcement dated 25 March 2002 :
The Management Board of Elektrim S.A. announces that on 22 March 2002 the Extraordinary Meeting of Shareholders of the MPTE Energia S.A. (pension fund), Elektrim's subsidiary, passed a resolution on dissolving the company and opening the liquidation proceedings. Mr Marek Tatar has been appointed the Company's liquidator.

19. Announcement dated 27 March 2002 :
The Management Board of Elektrim S.A. announces that on 26 March 2002 it was informed by BRE Bank S.A. that as a result of purchase transactions on the stock exchange BRE Bank S.A. holds 10,305,976 shares of Elektrim S.A. representing 12.30% of the company's share capital. The number of shares entitles to 10,305,976 votes at the general meeting of Elektrim S.A. which represents 12,30 of the total number of votes at the general meeting.
Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o. a subsidiary company of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of share capital which entitle to 930,000 votes at the general meeting which represents 1.11% of the total number of votes at the general meeting of Elektrim S.A.
BRE Bank S.A. jointly (directly and indirectly) holds 11,235,976 shares of Elektrim S.A. which represent 13.41% of the share capital and entitle to 11,235,976 votes at the general meeting which represents 13.41% of the total number of votes at the general meeting of Elektrim S.A

20. Announcement dated 27 March 2002 :
The Management Board of Elektrim S.A. announces that on 26 March 2002 it received the decision dated 20 March 2002 regarding the declaration of bankruptcy of eCenter with its seat in Kraków (Elektrim's subsidiary) from the Kraków District Court, VIII Economic Division for bankruptcy and composition proceedings.
The above decision becomes valid one week from the delivery date.
The judge of the Kraków District Court has appointed Ms Ewa Włoczewska as judge commissioner and Mr Mirosław Szaraniec as receiver of the estate in bankruptcy.

21. Announcement dated 27 March 2002 :
The Management Board of Elektrim S.A. announces that on 26 March 2002 it received the minutes of the Shareholders' Meeting of El-Dystrybucja Sp. z o.o. at which the company's share capital was increased from the amount of PLN 4,000 to PLN 1,000,000, i.e. by the amount of PLN 996,000. Elektrim S.A. is taking 8 new shares in the increased capital of El-Dystrybucja Sp. z o.o. of the nominal value of PLN 550 per share for the total amount of PLN 4,000. As a result of the increase the share of Elektrim S.A. and Elektrim's subsidiaries - Elektrim-Volt S.A. and ZE PAK S.A. will jointly fall from 25% to 1%.

If the increased capital is not taken and is not paid up by any of the Shareholders within the statutory time – one month from the call, the increased capital will be taken by the remaining Shareholders, pro rata to the shares held by them before the capital increase.

22. Announcement dated 28 March 2002 :
The Management Board of Elektrim S.A. announces that yesterday it received a letter from BRE Bank S.A. acting as the Agent of the Consortium of Banks, in which it called Elektrim S.A. as the guarantor of the company RST El-Net S.A. by virtue of the syndicated investment credit no 17/075/98/Z/IK dated 4 January 1999, to repay without delay Elektrim's liability to the account of BRE Bank S.A. resulting from:
- the declaration of the guarantor dated 5 January 1999 to the amount of the drawn credit of PLN 51,385,000, together with interest and costs due to the banks from the above amount,
- the declaration of the guarantor dated 30 September 1999 to the amount of the drawn credit of PLN 41,825,000, together with interest and costs due to the banks from the above amount.

According to the letter of BRE Bank S.A., Elektrim's total debt due on both guarantees totals PLN 93,210,000 together with interest on this sum in the amount of PLN 4,188,457.26, interest for delaying repayment due on 20 March 2002 in the amount of PLN 4,260.47 and costs specified as an administrative commission in the amount of PLN 36,672.79.

On 27 March 2002, BRE Bank S.A. debited the account of Elektrim S.A. with the amount of PLN 51,976,371.39 that represents the amount due for guarantee extended to RST El-Net S.A.
Furthermore, Bank Polska Kasa Opieki S.A., a participant in the above mentioned Consortium of Banks, has today sent a statement to Elektrim S.A. informing that it has offset its receivables due from Elektrim S.A. from the above mentioned titles in the total amount of PLN 35,075,324.80 against Elektrim's receivables from Bank Polska Kasa Opieki S.A. in virtue of conducting bank accounts.

The Management Board of Elektrim S.A. announces that receivables due in virtue of guaranteeing the credit for RST El-Net S.A. are included in the list of receivables under Elektrim's composition proceedings.

23. Announcement dated 29 March 2002 :
The Management Board of Elektrim S.A. announces that on 28 March 2002, in a letter to the Warsaw District Court, XVII Economic Composition-Bankruptcy Division, it presented updated composition proposals.

The present modification compared to the previous composition proposal primarily consists in allowing for a single payment for creditors under the composition proceedings whose receivables are in excess of PLN 200,000 within 30 days from the approval of the composition. The total amount of receivables to be paid as a lump sum will total PLN 2,605,798.07.

The remaining receivables will be paid as follows: 5% of the receivables' nominal value – within 30 days from the date of the composition approval. Next, the remaining receivables will be paid in three instalments: 35% - by 15 December 2003, 12% - by 15 December 2004, and the remaining, i.e. 33% - in three consecutive years in such a way that 11% will be paid each year by 15 December.

The Management Board expects that the composition proposals presented above will enable to gradually repay the Company's debt, will make its further business activities possible and will be favourably assessed by the Company's creditors.

24. Announcement dated 29 March 2002 :
The Management Board of Elektrim S.A. announces that Elektrim S.A. acting as the creditor of Easy Net S.A. of Warsaw (100% subsidiary of Elektrim) has today, i.e. 29 March 2002, served a petition for bankruptcy of Easy Net S.A. in the Warsaw District Court Economic Bankruptcy – Composition Division.

Yours faithfully,

D. Jacek Krawiec

President of the Management Board